

Tel: 612 9922 0101
Fax: 612 9957 3671

AGL Centre
111 Pacific Highway
North Sydney
NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney
NSW 2059
www.agl.com.au


05006181

1 March 2005

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

Attention: Mr Michael Coco

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX

Period 1 February 2005 – 28 February 2005 (inclusive)

Date	Announcement
1 February 2005	Advice re AGL & Sydney Gas
21 February 2005	Wind Farm to Boost Hallett Generation
22 February 2005	AGL announces organisational realignment
24 February 2005	Half Yearly Report
24 February 2005	Appendix 3C – Announcement of Buy-Back
24 February 2005	Results for the Six Months to 31/12/04 – Highlights
24 February 2005	APC calls for tenders for PNG pipeline FEED
24 February 2005	Half Year Financial Results 6 months ended December
24 February 2005	Supplementary Information Half Year Financial Results
24 February 2005	AGL Announces $515 million return of capital to Shareholders


RECEIVED
2005 MAR -4 A 9:0


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/02/2005

TIME: 10:55:59

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Advice re: AGL & Sydney Gas

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL

ASX Notification

February 1, 2005

AGL and Sydney Gas

The Australian Gas Light Company (AGL) has agreed to provide a secured $9 million advance to Sydney Gas Ltd which will be repaid from the value of future natural gas deliveries.

AGL entered into long term agreements to buy gas from Sydney Gas Ltd's Camden gas project in 1999 and 2002.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

The Australian Gas Light Company
ABN 95 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au
www.aglinvestor.com




ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2005

TIME: 13:01:26

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Wind Farm to Boost Hallett Generation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9922 8680
Fax: 02 9922 8751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

February 21, 2005

Wind farm to boost Hallett generation

The Australian Gas Light Company (AGL) today announced it had secured the development rights for a proposed 90-135 megawatt wind farm that would significantly add to the generating capacity at its existing Hallett peaking power plant north of Adelaide.

AGL Managing Director Greg Martin said AGL was looking at developing an integrated gas-fired and wind farm operation at Hallett which would enable the company to extract the maximum value out of the existing facility. AGL also is continuing to examine potential additional opportunities to take advantage of the area's sizeable wind resource.

In addition, AGL is exploring the potential to further expand its operations in the Hallett area to deliver even greater value from its existing facilities. Evaluation work is continuing in relation to the proposal, announced in April 2004, to proceed with a $100 million plus expansion of the Hallett gas-fired plant. A decision on whether to proceed with the expansion will be made in late 2005.

"AGL is committed to increasing the amount of electricity it generates from renewable sources. Investment in new wind generating capacity will play an important role in this strategy," Mr Martin said.

"With the additional capacity from the proposed wind farm, Hallett is well positioned to play an important role in providing clean energy to meet the growing electricity demand in South Australia."

AGL is currently evaluating competitive contracts for the turnkey design and construction of the wind farm. Subject to Board and other necessary approvals, construction of the wind farm is scheduled to commence around July 2005, with commissioning expected to be completed by the end of 2006.

Integration of the facilities will mean that the existing gas-fired generation capacity at Hallett will be able to provide adequate back-up support to the wind farm, enabling continuous operation of the expanded power station during periods of high electricity demand.

The development of an integrated facility would also result in the proposed wind farm being connected to the existing grid connection at Hallett, ensuring high utilisation of existing infrastructure and improving the economics of supplying energy from the wind farm.


AGL

Renewable generation is one way in which AGL provides clean energy to customers. AGL has a suite of green energy products available to customers who wish to obtain their household electricity from clean energy sources.

Further enquiries:

Contact: Jane Counsel

Direct: 02 9921 2352

Mobile: 0416 275 273


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/02/2005

TIME: 15:09:49

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL announces organisational realignment

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules. it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9921 2349
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

February 22, 2005

AGL announces organisational realignment

AGL Managing Director Greg Martin today announced a number of organisational changes designed to better align the company's structure with its integrated energy company business strategy.

Under this realignment, AGL is forming two new business units from the current Power Generation and Energy Sales & Marketing Groups. These business units will be known as Merchant Energy & Retail Energy, effective from 1 March 2005.

Michael Fraser has been appointed the Group General Manager Merchant Energy; he currently leads the Energy Sales & Marketing Group. This business unit will have responsibility for Power Assets, Gas Development, Wholesale Energy and Wholesale Customers.

Phil James has been appointed the Group General Manager Retail Energy; he is the former Chief Executive of NGC Holdings in New Zealand. Mr James will assume his new role on 4 April 2005. This business unit will have responsibility for Customer Service, Retail Operations, Marketing & Residential Sales and Retail Regulation.

"AGL is fortunate to have the people with the skills, experience and leadership abilities to continue to deliver on AGL's strategy of building Australia's leading integrated energy company", Mr Martin concluded.

Further enquiries:
Contact: John Short
General Manager External Affairs
Direct: 02 9921 2336
Mobile: 0402 060 528

ASX

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Doc ID	Status	Status Date/ Time	Contact	Announcement Title
207890 (41kb)	Delivered	22 Feb 2005 15:06	Jane	AGL announces organisational re
207309 (44kb)	Released	21-Feb-2005 13:01	Jane	Wind Farm to Boost Hallett Gene
202502 (68kb)	Released	01-Feb-2005 10:55	Jane	AGL and Sydney Gas
198080 (70kb)	Released	12-Jan-2005 15:51	Jane	AGL adds to Wholesale Gas Port
193739 (67kb)	Released	17-Dec-2004 14:09	Jane	IPART issues draft determination
192380 (67kb)	Released	14-Dec-2004 10:55	Jane	Notification of Receipt of NGC Pr
191697 (68kb)	Released	10-Dec-2004 12:48	Jane	Further Update on NGC Sale
190746 (59kb)	Released	07-Dec-2004 16:45	Jane	Vector to Issue Takeover Offer to
189556 (64kb)	Released	02-Dec-2004 15:20	Jane	Media Release Commerce Comn
189493 (81kb)	Released	02-Dec-2004 13:01	Jane	Media Release AGL wins esaa a
189061 (198kb)	Released	01-Dec-2004 11:54	Jane	Appendix 3B - 19 November 200
187737 (1MB)	Released	29-Nov-2004 09:30	Jane	UBS Utilities Conference 291104
184848 (71kb)	Released	19-Nov-2004 15:10	Jane	NGC Receives Takeover Notice f
184746 (200kb)	Released	19-Nov-2004 12:09	Jane	Appendix 3Y - Change of Directo
184599 (62kb)	Released	19-Nov-2004 08:29	Jane	SAle of Interest in NGC
179833 (11kb)	Released	03-Nov-2004 10:02	Jane	NGC Sale Update
177927 (65kb)	Released	28-Oct-2004 15:07	Jane	NGC Annual Meeting
177085 (62kb)	Released	27-Oct-2004 14:54	Jane	NGC Engages Grant Samuel & A

(1 to 18 of 179 announcements)

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/02/2005

TIME: 09:02:22

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


HOME

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Appendix 4D

The Australian Gas Light Company

ABN 95 052 167 405

Half Year Report

Results for announcement to the market
For the half year ended 31 December 2004

Extracts from this report for announcement to the market $A Million

Revenue from ordinary activities	**Up**	**38.3%**	To	**2,995.3**
Profit from ordinary activities after tax attributable to Shareholders	**Up**	**331.6%**	To	**887.8**
Net profit for the year attributable to Shareholders	**Up**	**331.6%**	To	**887.8**

Dividends	Amount per ordinary share	Franked amount per ordinary share
Interim dividend	31 ¢	28 ¢
Prior interim dividend	29 ¢	22 ¢
Special dividend (refer Note 15 of attached half year report)	30¢	27¢

Record date for determining entitlements to the dividend:

Interim and Special dividend 11 March 2005

Prior interim dividend 15 March 2004

Brief explanation of revenue, net profit and dividends:

A detailed analysis of these results is found in the directors' report of the half year report attached to this announcement.

Profit from ordinary activities after tax includes significant revenues and expenses as detailed in Note 5(c).

The interim dividend in respect of ordinary shares for the half year ended 31 December 2004 has not been recognised in the half year report as the interim dividend was declared subsequent to 31 December 2004.

This half year report is to be read in conjunction with the most recent annual financial report.



The Australian Gas Light Company and Controlled Entities
Half Year Report
For the half year ended 31 December 2004

Contents	*Page No*
Directors' Report	**1 – 7**
Lead Auditor's Independence Declaration	8
Consolidated Statement of Financial Performance	9
Consolidated Statement of Financial Position	10
Consolidated Statement of Cash Flows	11
Notes to the Financial Statements	
Note 1 – Basis of accounting	12
Note 2 – Non-cash financing and investing activities	12
Note 3 – Changes in accounting estimates	12
Note 4 – Rounding of amounts	12
Note 5 – Revenues/expenses from ordinary activities	13
Note 6 – Income tax expense	14
Note 7 – Dividends	15
Note 8 – Net tangible asset backing	15
Note 9 – Material interests in equity accounted associates and joint ventures	16
Note 10 – Segment information	17
Note 11 – Contingent liabilities and contingent assets	22
Note 12 – Discontinued operations	22
Note 13 – Tax consolidation	22
Note 14 – Impact of adopting Australian equivalents to International Financial Reporting Standards	23
Note 15 – Subsequent events	26
Note 16 – Information on audits or review	26
Directors' Declaration for the half year ended 31 December 2004	**27**
Independent Review Report	**28**


AGL

The Australian Gas Light Company and Controlled Entities
ABN 95 052 167 405

Directors' Report For the Half Year Ended 31 December 2004 *(Incorporating the commentary by Directors and dividend announcement made to the Australian Stock Exchange Limited on 24th February 2005)*

The Directors' report on The Australian Gas Light Company consolidated entity for the half year ended 31 December 2004 in accordance with Section 306 of the Corporations Act 2001.

Results

Profit after income tax attributable to AGL Shareholders has increased by $682.1 million to $887.8 million over the previous corresponding half year, resulting in a 328.2% increase in basic earnings per share to 194.4 cents.

The result for the half year included the following one-off significant items after tax:

Sale of NGC	$587.5m
Sale of Breakfast Point	$14.7m
Property Rehabilitation	$(5.8)m
Tax Consolidation Benefit (Gross benefit $65.9 million less after tax costs $1.1 million)	$64.8m

	Excluding Significant items		Including Significant items	
	31 Dec 2004 $m	31 Dec 2003 $m	**31 Dec 2004 $m**	31 Dec 2003 $m
Profit before borrowing costs, depreciation and amortisation and income tax (EBITDA)	**533.5**	535.8	**1,132.0**	514.9
Depreciation and amortisation	**(113.8)**	(108.9)	**(113.8)**	(108.9)
Profit before borrowing costs and income tax (EBIT)	**419.7**	426.9	**1,018.2**	406.0
Borrowing costs	**(65.8)**	(64.6)	**(65.8)**	(64.6)
Profit before income tax (PBT)	**353.9**	362.3	**952.4**	341.4
Income tax	**(107.4)**	(119.9)	**(44.7)**	(119.4)
Profit after income tax (PAT)	**246.5**	242.4	**907.7**	222.0
Outside equity interests	**(19.9)**	(16.3)	**(19.9)**	(16.3)
Profit after income tax attributable to Shareholders	226.6	226.1	887.8	205.7



The Australian Gas Light Company and Controlled Entities
Financial Commentary – Discussion and Analysis of Financial Statements

Profit Attributable to shareholders

Profit after tax excluding significant items was $226.6 million, reflecting basic earnings per share excluding significant items of 49.6 cents per share, a 0.3 cent per share decrease over the prior half year result. Profit after tax for the six months ended 31 December 2004 of $887.8 million including significant items increased by 331.6% over the profit after tax for the six month period ended 31 December 2003 of $205.7, resulting in an increase in basic earnings per share of 328.2% to 194.4 cents per share.

The underlying profit result reflects a steady performance across the portfolio of energy businesses and the contribution from AGL's investment in NGC. These positive results are offset in part by higher retail marketing costs in response to higher levels of retail competition and a warmer winter than the prior year.

During the half year ended 31 December 2004, Standard & Poors has reconfirmed AGL's "A" credit rating.

Cash-Flow

During the half year, operating cash flow decreased by 8.2% over the previous corresponding period to $344.9 million. Cash flow after stay in business capital expenditure decreased by $26.4 million (8.2%) to $296.0 million and cash flow available for expansion of the business, after stay in business capital expenditure and payment of dividends decreased by 29.2% to $125.9 million. The strong operating cash-flow position continues to contribute to the financial position of the company, which was further bolstered by the receipt of $796 million being proceeds from the sale of AGL's investment in NGC.

Following the sale of the New Zealand business and the resulting impact on the net cashflow of the business, AGL's net debt has decreased by 57.1% compared with the December 2003 level, to $842.2 million at 31 December 2004. The net debt position results in AGL's gearing level reducing to 18.1% at 31 December 2004, from 38.3% twelve months earlier.

Interim Dividend

The Directors have declared an interim dividend of 31.0 cents per share for the half year, an increase of 6.9% over the dividend of 29.0 cents declared in the previous comparable period. The 31.0 cent dividend will be franked to 28.0 cents (90.3%) compared with 22.0 cents (75.9%) for the previous comparable period.

A Foreign Dividend Account amount of 3.0 cents per share has been declared in respect of the interim dividend.

The Record date to determine Shareholders' entitlements to the interim dividend is 11 March 2005.

In addition to the interim dividend declared in consideration of the underlying results of AGL for the six months to 31 December 2004, one component of the capital management program announced on 24 February 2005 has resulted in the declaration of a special dividend of 30 cents per share franked to 90%. Refer Note 15 for details.

Review of Operations

Profit from ordinary activities (including significant items) before borrowing costs and tax was $1,018.2 million arising from the following activities:

- ***Energy Sales & Marketing - EBIT $132.3m (2003 $156.3 m) down 15.4%***

AGL's Energy Sales & Marketing (ES&M) division is responsible for the sale and marketing of gas, electricity and energy services to AGL's 1.5m electricity customers and 1.3m gas customers across Australia.

During the six months ended 31 December 2004, ES&M contributed EBIT of $132.3m compared with $156.3m for the previous half year. This decrease was driven primarily by a warmer winter in 2004 than 2003 leading to lower energy consumption, increased levels of competition resulting in higher marketing costs and additional licence fee amortisation in the current period.

This period has seen a stabilisation of customer numbers at levels similar to those at 30 June 2004. It is AGL's intention to continue to retain market share.



EBIT to total revenue for ES&M was 7.3% for the six months to 31 December 2004, below the 8.7% for the previous comparable period.

The six months return on funds employed before borrowing costs, tax and significant items was 7.1% (2003: 8.2%*)
** The 2003 funds employed number has been increased by $165 million reflecting the reallocation of license fee amounts from electricity networks to ES&M from 1 July 2003.*

- ***Energy Sales & Marketing - Natural Gas sales***

Total natural gas sales of 85.4PJ were 3.7PJ lower than in the corresponding period last year.

Sales to mass market customers decreased by 2.6PJ to 35.9PJ. This decrease resulted primarily from a warmer winter in 2004 than 2003, reducing residential consumption for home heating in NSW and Victoria and a reduction in residential gas customer numbers in NSW. This was offset to some degree by increases in residential gas customer numbers in Victoria and SA, the latter market having opened to competition in July 2004.

Sales to contract market customers increased by 1.0PJ to 35.3PJ. Sales to the contract market in NSW were in line with the previous year. Sales to the contract market in Victoria increased by 0.7PJ primarily due to the acquisition of a new major customer (Esso). Sales to the contract market in SA increased marginally by 0.3PJ due to the full year impact of a major customer (OneSteel).

Wholesale gas sales decreased by 2.1PJ to 14.2PJ primarily due to lower sales volume to National Power (0.9PJ), and Origin Energy (1.1PJ).

- ***Energy Sales & Marketing – Electricity sales***

Total electricity sales volume of 11,399GWh was 188GWh up on the prior year. This increase resulted primarily from gains in the contract market offset by decreases in the mass market.

Sales to mass market customers decreased by 228GWh to 5,076GWh as a result of customer losses and a warmer winter than in the prior year. Customer losses in Victoria and SA were offset by an increase in NSW.

Sales to contract market customers increased by 416GWh to 6,323GWh. In the Victorian contract market, volume was up marginally by 65GWh. NSW/ACT contract market sales volumes increased by 314GWh with Department of Defence (140GWh) being the major new customer for the period.

In South Australia, contract market volume dropped 85GWh on the comparative period due to the loss of Holden (60GWh) and with OneSteel and BOC operating at reduced capacity for a period of time.

In the Queensland contract market, sales increased by 65% to 311GWh due to a significant increase in customer numbers.

- ***Gas Networks - EBIT $89.9 million (2003 $89.4 million) up 0.6%***

AGL's gas network transports gas to 939,100 customers across NSW. For the six months to 31 December 2004, Gas Networks contributed $89.9 million to earnings before borrowing costs and tax which is an increase of $0.5 million over the same six month period for the prior year. This result was achieved despite Sydney having the fourth warmest spring on record.

50.2 PJ of gas was transported to 939,100 sites on the AGL gas distribution network in NSW during the year. Gas transported reflects a 2% decrease compared with 51.2 PJ transported in the prior year, and is due primarily to lower consumption in the tariff market as a result of the warmer than average weather. The number of customer sites has increased by 14,500 or 1.6% since June 2004. This increase is primarily attributable to connections for both medium/high density and new houses.

In December The Independent Pricing and Regulatory Tribunal (IPART) released its Draft Decision for gas distribution pricing in AGL's NSW network for the 2006-10 period. While AGL does not accept all of the outcomes in the Draft Decision, projections based on the Draft Decision would see tariff prices remain close to current levels until July 2006 and reduce in real terms by 1% per annum in the four following years. In addition, average contract prices would reduce by approximately 12% from July 2005 (contract revenue accounts for approximately 15% of gas network revenue). AGL has lodged a submission in response to the Draft Determination and expects to receive the Final Determination in April 2005.


AGL

The six months return on funds employed before borrowing costs, tax and significant items was 8.9% (2003 9.0%).

- ***Electricity Networks - EBIT $37.4 million (2003 $33.9 million) up 10.3%***

AGL's Electricity network of poles and wires in the north-west suburbs of Melbourne transports electricity to 281,900 customers. For the six months to 31 December 2004, Electricity Networks EBIT was $37.4 million which is an increase of $3.5 million over the same six months period for the prior year. This result is largely due to higher sales revenue of $6.4 million, resulting from higher customer usage during the period which included an abnormally warm month in October 2004. The impact of the increases in network tariffs that applied from 1 January 2004 also contributed to this result.

Electricity delivered was 2,138 GWh, an increase of 2% over the same period last year. New site growth saw a further 2,800 sites added to the network since 30 June 2004.

Electricity Networks continues to invest in the network to provide its customers with a reliable and secure electricity supply. This includes substantial investment to expand network capacity for industrial and commercial customers and to develop new residential estates. Significant projects commenced over the past 6 months include the augmentation of the Keilor Terminal Station to Sunbury 66kv loop, the installation of a third transformer at the North Heidelberg zone substation, and the replacement of 11kv switchgear at the North Essendon Zone Substation.

Funds employed in the electricity network segment decreased by $168.4 million, including $165.0 million reflecting a reallocation of amounts paid in respect of retail license fees to the ES&M Division.

The six months return on funds employed before borrowing costs, tax and significant items was 4.1% (2003 3.9%*)
** The 2003 funds employed number has been decreased by $165 million reflecting the reallocation of license fee amounts from electricity networks to ES&M from 1 July 2003.*

- ***Agility - EBIT $32.4 million (2003 $27.0 million) up 20.0%***

Agility manages, operates and develops energy infrastructure assets across Australia. During the six months ended 31 December 2004, Agility 's EBIT was $32.4 million, an increase of $5.4 million compared to the same period last year.

The increase in earnings results largely from increases in the volume of work undertaken by Agility together with the benefits of continued efficiencies in expense management.

During the period, Agility continued to broaden the base of its third party work, notably with its recent entry into the Queensland Electricity sector through an awarded contract for live line construction with Ergon Energy in the Bundaberg region. This followed Agility securing a position on Ergon's Prime Contractor Panel for the provision of live line operating and maintenance services.

Further contracts in Tasmania have also been awarded to Agility by both Powerco and Aurora Energy.

Agility continued to provide services to AGL and AGL related entities. Agility has been assisting APT in the integration of the Parmelia Pipeline into APT's business.

Other new clients added to Agility's portfolio in the last six months include Apache, TransAlta and Santos.

- ***Energy Investments and LPG - contribution $53.8 million (2003 $49.8 million) up 8.0%***

  - ***Australian Pipeline Trust***

AGL's share of equity accounted profits from its 30% investment in the Australian Pipeline Trust totalled $8.1 million (2003 $7.4 million). The result for the current half-year includes the positive net impact of the acquisition of the GGT and Parmelia pipelines in August 2004.

  - ***ActewAGL***

AGL's consolidated share of profits from its 50% investment in the ActewAGL distribution and retail partnerships in the Capital region totalled $31.6 million (2003 $30.1 million). The improvement reflected an increase in customer numbers offset by a warmer winter than the prior year and regulatory reset on the electricity network tariff charges.

  - ***Elgas***

AGL's 50% interest in Elgas which distributes and retails LPG in Australia, made a $9.1 million equity accounted contribution. This represents an increase of $0.6 million, or 7.1% on the six month period ended 31 December 2003, reflecting improved trading margins and the contribution from SwapNGo acquired in February 2004.


AGL

- ***HC Extractions***

HC Extractions, which produces LPG, contributed an EBIT of $2.4 million, an increase of $2.0 million on the previous corresponding period. The increase is primarily due to an appreciation in revenue earned caused by a highly favourable movement in the Propane Saudi Contract price in line with the increasing oil price. A significant increase in production mainly due to the previous year's production being adversely affected by plant and equipment damage and a longer major plant shutdown also contributed to the improved result.

- ***Gas Valpo***

During the six months ended 31 December 2004, AGL's wholly owned investment in Gas Valpo, a natural gas distribution company in Chile, contributed an EBIT of $2.6 million. This represents a decrease of $0.8 million over the previous comparable period contribution of $3.4 million.

The six months return on funds employed before borrowing costs, tax and significant items for this segment was 8.4% (2003 8.6%).

- ***Power Generation – contribution $12.3 million (2003 $8.7 million) up 41.4%***

AGL's Power Generation segment currently comprises two gas-fired peaking power generation plants at Somerton (150 MW capacity) in Victoria and Hallett (180 MW capacity) in South Australia, a 32.54% interest in Loy Yang Power, a 20 MW co-generation plant operating at Cawse in Western Australia and a number of smaller landfill gas and biogas power stations. AGL has commenced the development phase of a renewable wind energy project and is also well progressed in the assessment of other investment opportunities.

During the six month period ended 31 December 2004, AGL Power Generation contributed $12.3 million EBIT, an increase of $3.6 million over the previous corresponding six month period. The higher financial result this period reflects the prior year write down of the Windimurra assets. The performance of the Somerton and Hallett power station continues to meet the key objective of providing effective risk mitigation against volatile pool prices. The Cawse power station also continues to perform well.

The investment made in Loy Yang Power, through both equity and debt, in April 2004 contributed $0.1 million to AGL's Power Generation segment during the six month period. The asset at Loy Yang has performed as expected at the time of acquisition, with a strong operating cashflow result offset by high levels of amortisation during the initial period following acquisition and longer than expected time to recontract the plant's output (and therefore a higher proportion of sales recorded at spot pool prices rather than higher contract prices).

The six months return on funds employed before borrowing costs, tax and significant items was 2.4% (2003 4.3%).

- ***New Zealand - contribution $665.2 million (2003 $71.7 million)***

On 14 December 2004 AGL completed the sale of its 66.05% interest in NGC. The contribution during the period of $665.2 million includes an amount of $591.5 million recognised as a significant item, relating to the gain on sale of the investment.

The sale proceeds were used to pay costs in relation to the transaction, with the remainder having been or still to be used to repay debt. Part of the proceeds received in relation to the sale will be used to fund the capital management initiative announced at the same time as this profit result.

- ***Property – contribution $8.6 million (2003 loss $0.1 million)***

The current period contribution of $8.6 million includes an amount of $14.7 million in relation to profit of the sale of Stage 6 of Breakfast point offset by an expense of $6.1 million in relation to remediation, rehabilitation and monitoring of various properties. Both amounts were recorded as significant items.

- ***Telecommunications - contribution $1.0 million (2003 loss $17.6 million)***

The loss in the previous corresponding period related to the write off the investments in TransACT and the loss on the investment in COMindico of $25.0 million and $7.9 million respectively offset by a gain of $16.2 million following the recovery of amounts owing in connection with AGL's previous investment in Dingo Blue. These amounts were all recognised as significant items. AGL has provided a guarantee in support of a $25.0 million bank facility obtained by TransACT. The guarantee is limited to that facility and as at 31 December 2004 $18.3 million has been drawn down on this facility. To date there has been no call on this guarantee.

The value of AGL's investment in Telecommunications was $nil at 31 December 2004.


AGL

- ***Unallocated Items - expense of $14.7 million (2003 $13.1 million)***

Unallocated expense items of $14.7 million were $1.6 million higher than in the previous corresponding period. This includes $1.6 million of expenses relating to AGL entering tax consolidation, which have been treated as significant items.

- ***Borrowing costs - expense $65.8 million (2003 expense $64.6 million) up 1.9%***

Borrowing costs increased by $1.2 million to $65.8 million over the previous corresponding period primarily as a result of additional debt in relation to the acquisition of the interest in Loy Yang Power in April 2004 and higher interest expense in NGC following a capital return to shareholders in December 2003. This increase was offset by interest earned on the positive net cash flow of the business and the receipt of proceeds on sale of the investment in NGC on 14 December 2004.

- ***Tax expense $44.7 million (2003 expense $119.4 million) down 62.6%***

The decrease in tax expense of $74.7 million to $44.7 million compared with the previous corresponding period is largely attributable to the tax benefit of $65.9 million recorded on entry into tax consolidation (recorded as a significant item) and lower taxable position of AGL.

International Financial Reporting Standards

AGL's first reporting period under International Financial Reporting Standards (IFRS) will be the reporting period commencing 1 July 2005. A project has been established to manage the transition to IFRS and at this stage AGL anticipates that it will meet the timetable for the introduction of the new accounting requirements. Refer to Note 14.

Outlook

The company expects underlying earnings per share growth for the full year of 5-7 per cent. This outlook assumes current competitive conditions in the retail market will continue through 2005 and is subject to the effect of factors such as summer electricity demand and any unforeseen circumstances in the second half of the year.

Directors In Office

The names of Directors of the Parent Entity who held office during or since the end of the half year are:

	First Appointed
Mark Roderick Granger Johnson – Chairman	7 April 1988 *(appointed Chairman 3 December 2003)*
Gregory John Walton Martin – Managing Director	1 March 2001
Sir Ronald Brierley	21 January 1987
Graham John Reaney	7 April 1988
David Charles Keith Allen AO	22 October 1996
Carolyn Judith Hewson	22 October 1996
Anthony Bowen Daniels OAM	24 August 1999
Maxwell Gilbert Ould	1 January 2004

Rounding of Amounts to Nearest $0.1 Million

The Company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the Financial Report and this Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.


AGL

Lead Auditors Independence Declaration Under Section 307c of the Corporations Act 2001

The lead auditors independence declaration is set out on page 8 and forms part of the Directors Report for the half year ended 31 December 2004.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board this 24th day of February 2005.

M R G Johnson
Chairman

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

24 February 2005

The Directors
The Australian Gas Light Company
111 Pacific Highway
North Sydney NSW 2060

Dear Directors

THE AUSTRALIAN GAS LIGHT COMPANY

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of The Australian Gas Light Company.

As lead audit partner for the review of The Australian Gas Light Company consolidated financial report for the half year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
(ii) any applicable code of professional conduct in relation to the review.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants



The Australian Gas Light Company and Controlled Entities
Consolidated Statement of Financial Performance
For the half year ended 31 December 2004

	Note	31 Dec 2004 $m	31 Dec 2003 $m
Revenue from ordinary activities	5(a)	**2,995.3**	2,165.3
Expenses from ordinary activities	5(b)	**(1,907.5)**	(1,690.0)
Equity accounted share of profits of associates and joint venture entities	9	**44.2**	39.6
Profit from ordinary activities before borrowing costs, Depreciation and amortisation		**1,132.0**	514.9
Depreciation and amortisation		**(113.8)**	(108.9)
Profit from ordinary activities before borrowing costs		**1,018.2**	406.0
Borrowing costs		**(65.8)**	(64.6)
Profit from ordinary activities before income tax		**952.4**	341.4
Income tax attributable to ordinary activities	6	**(44.7)**	(119.4)
Profit from ordinary activities after income tax		**907.7**	222.0
Outside equity interests in operating profit after income tax		**(19.9)**	(16.3)
Profit after income tax attributable to Shareholders of the Parent Entity		**887.8**	205.7
Increase (decrease) in foreign currency translation reserve arising on translation of financial reports of foreign controlled entities		**(5.8)**	5.0
Total revenue, expense and valuation adjustments attributable to Shareholders of the Parent Entity recognised directly in equity		**(5.8)**	5.0
Total changes in equity other than those resulting from transactions with Shareholders as owners		**882.0**	210.7
Earnings per share – including significant items			
Basic (cents)		**194.4**	45.4
Diluted (cents)		**194.1**	45.4
Earnings per share – excluding significant items			
Basic (cents)		**49.6**	49.9
Diluted (cents)		**49.5**	49.9
Weighted average number of ordinary shares			
Basic (millions)		**456.6**	453.5
Diluted (millions)		**457.4**	453.5


AGL

The Australian Gas Light Company and Controlled Entities
Consolidated Statement of Financial Position
As at 31 December 2004

	31 Dec 2004 $m	30 June 2004 $m	31 Dec 2003 $m
Current assets			
Cash	**629.5**	18.0	199.7
Receivables	**760.3**	841.1	720.2
Inventories	**14.2**	23.7	26.0
Property, plant and equipment	**-**	21.8	23.3
Other	**72.0**	110.9	122.2
Total current assets	**1,476.0**	1,015.5	1,091.4
Non-current assets			
Receivables	**126.2**	130.3	24.8
Equity accounted investments	**614.5**	601.2	486.1
Other financial assets	**-**	2.0	6.6
Property, plant and equipment	**2,230.7**	2,916.6	2,869.8
Intangible assets	**1,586.2**	1,614.0	1,634.2
Deferred expenditure	**134.3**	147.8	173.8
Deferred tax assets	**90.4**	112.7	98.3
Other	**12.9**	34.0	46.6
Total non-current assets	**4,795.2**	5,558.6	5,340.2
Total assets	**6,271.2**	6,574.1	6,431.6
Current liabilities			
Payables	**429.3**	456.1	381.4
Interest-bearing liabilities	**10.6**	546.1	528.1
Provisions	**60.0**	110.5	116.0
Current tax liabilities	**76.6**	76.6	63.8
Unearned revenue	**11.9**	12.3	12.1
Total current liabilities	**588.4**	1,201.6	1,101.4
Non-current liabilities			
Interest-bearing liabilities	**1,461.1**	1,643.6	1,635.8
Provisions	**47.3**	48.4	61.6
Deferred tax liabilities	**353.4**	518.5	485.5
Unearned revenue	**6.6**	7.4	8.7
Total non-current liabilities	**1,868.4**	2,217.9	2,191.6
Total liabilities	**2,456.8**	3,419.5	3,293.0
Net assets	**3,814.4**	3,154.6	3,138.6
Equity			
Contributed equity	**2,239.7**	2,239.7	2,239.7
Reserves	**(9.9)**	(4.1)	(6.9)
Retained profits	**1,584.6**	814.2	802.8
Equity attributable to Shareholders of the Parent Entity	**3,814.4**	3,049.8	3,035.6
Outside equity interest in controlled entities	**-**	104.8	103.0
Total equity	**3,814.4**	3,154.6	3,138.6


AGL

The Australian Gas Light Company and Controlled Entities
Consolidated Statement of Cash Flows
For the half year ended 31 December 2004

	31 Dec 2004 $m	31 Dec 2003 $m
Cash flows from operating activities		
Receipts from customers	**2,671.9**	2,692.6
Payments to suppliers and employees	**(2,196.1)**	(2,219.7)
Dividends received	**45.7**	33.5
Interest received	**4.2**	4.5
Borrowing costs paid	**(68.6)**	(63.9)
Income tax paid	**(112.2)**	(71.3)
Net cash provided by operating activities	**344.9**	375.7
Cash flows from investing activities		
Payment for property, plant and equipment	**(92.8)**	(117.6)
Payment for investments	**(22.1)**	(12.8)
Payment for intangible assets	**(0.2)**	(0.9)
Loans advanced		(0.1)
Proceeds from sale of property, plant and equipment	**31.9**	3.1
Proceeds from dingo blue settlement	**-**	20.9
Proceeds from sale of controlled entities	**777.8**	-
Proceeds from loan repayments	**2.9**	6.3
Net cash used in investing activities	**697.5**	(101.1)
Cash flows from financing activities		
Proceeds from issues of shares	**-**	58.9
Payment for share buy-back of a controlled entity	**-**	(155.8)
Proceeds from borrowings and hedge receipts on foreign currency borrowings	**273.0**	600.0
Repayment of borrowings and hedge payments on foreign currency borrowings	**(524.6)**	(501.8)
Dividends paid	**(170.1)**	(144.5)
Net cash used in financing activities	**(421.7)**	(143.2)
Net increase/(decrease) in cash held	**620.7**	131.4
Cash at the beginning of the financial period	**1.4**	50.4
Effects of exchange rate changes on the balance of cash held in foreign currencies	**-**	0.4
Cash at the end of the financial period	**622.1**	182.2


AGL

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Note 1 – Basis of accounting

This general purpose half year consolidated financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board as applicable to the half year report. The accounting policies applied in the preparation and presentation of the report are consistent with those applied in respect of the report for the year ended 30 June 2004 except as disclosed elsewhere in this report. The half year report does not include disclosures of the type normally included in the annual financial report. It is recommended that this financial report be read in conjunction with the 2004 annual financial report and any public announcements made by the Parent Entity during the half year in accordance with any continuous disclosure obligations arising under the Corporations Act 2001.

Change in accounting policies

On 1 July 2003 the consolidated entity changed its policy regarding the classification of expenditures relating to the connection of customers to the gas system. Deferred expenditures relating to customer connections amounting to $196.3 million were reclassified from deferred expenditure to plant and equipment.

Note 2 – Non-cash financing and investing activities

There were no material non-cash financing or investing activities during the half year ended 31 December 2004.

Note 3 – Changes in accounting estimates

There were no material changes in accounting estimates during the half year ended 31 December 2004.

Note 4 – Rounding of amounts

Unless otherwise specified, amounts in the half year report are shown to the nearest tenth of a million dollars in accordance with ASIC class order 98/100 issued 10 July 1998. The Parent Entity is an entity to which the class order applies.


AGL

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

	31 Dec 2004 $m	31 Dec 2003 $m
Note 5 – Revenues/expenses from ordinary activities		
(a) Revenue from ordinary activities		
Sales of goods		
Operating activities	1,925.2	1,913.0
Provision of services		
Construction contracts	12.9	13.9
Other operating activities	224.4	208.5
Interest		
Associates and joint venture entities	5.2	-
Other operating entities	4.2	4.7
Disposals of assets		
Operating activities	0.9	3.3
Other activities	812.2	-
Rents		
Other activities	0.3	0.3
Write-back of provisions no longer required		
Doubtful debts	1.1	0.3
Employee benefits	0.6	1.8
Other	8.1	0.9
Other revenue		
Proceeds on dingo blue settlement	-	18.3
Other	0.2	0.3
	2,995.3	2,165.3

	31 Dec 2004 $m	31 Dec 2003 $m
(b) Expenses from ordinary activities		
Cost of goods sold	1,357.1	1,271.7
Administrative costs	94.5	104.5
Employee benefits	241.2	236.8
Losses and write-downs relating to investments / controlled entities	-	4.2
Write-off relating to interest in other entities	-	25.0
Carrying value of assets/businesses sold	205.9	4.1
Other expenses	8.8	43.7
	1,907.5	1,690.0


AGL

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

	31 Dec 2004 $m	31 Dec 2003 $m
Note 5 – Revenues/expenses from ordinary activities (continued)		
(c) Significant items (net profit before tax)		
dingo blue settlement	-	16.2
(Income tax expense applicable $nil million)		
Write-off of Windimurra Power Station	-	(4.2)
(Income tax benefit applicable $0.5 million)		
Write-off relating to TransACT	-	(25.0)
(Income tax benefit applicable $nil million)		
Equity accounted losses / writedown relating to COMindico	-	(7.9)
(Income tax benefit applicable $nil million)		
Sale of NGC	591.5	-
(Income tax expense applicable $4.0 million)		
Sale of Breakfast Point	14.7	-
(Income tax expense applicable $nil million)		
Property Rehabilitation	(6.1)	-
(Income tax benefit applicable $0.3 million)		
Tax Consolidation Benefit (gross benefit $65.9 million less costs $1.6 million (tax benefit $0.5 million))	64.8	-

	31 Dec 2004 $m	31 Dec 2003 $m
Note 6 – Income tax expense		
Prima facie income tax expense on profit from ordinary activities	(285.7)	(102.4)
Tax effect of permanent differences		
Non-allowable expenditure	(10.1)	(15.4)
Non-assessable revenue	178.5	6.7
Rebateable/assessable dividends	(2.9)	(9.3)
Equity accounted profits of associates and joint venture entities	4.0	2.7
Profits/losses on disposals of assets	-	(0.9)
Other	(3.3)	(1.9)
Recognition of tax losses previously not brought to account	0.8	1.1
Tax consolidation benefit	66.4	-
Income tax over provided in prior years	7.6	-
Income tax attributable to ordinary activities	(44.7)	(119.4)


AGL

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

	31 Dec 2004 $m	31 Dec 2003 $m
Note 7 – Dividends		
Dividends paid during the half year		
Final dividend paid 24 September 2004 (2003 - 26 September 2003)		
Franked amount ((23 cents per share) (2003 - 18 cents per share))	**104.9**	81.0
Unfranked amount ((8 cents per share) (2003 - 11 cents per share))	**36.5**	49.5
Total amount ((31 cents per share) (2003 - 29 cents per share))	**141.4**	130.5
Dividends proposed and not recognised as a provision #		
Proposed interim dividend 24 March 2005 (2004 - 26 March 2004)		
Franked amount ((28 cents per share) (2004 - 22 cents per share))	**127.8**	100.4
Unfranked ((3 cents per share) (2004 - 7 cents per share))	**13.7**	31.9
Total ((31 cents per share) (2004 - 29 cents per share))	**141.5**	132.3

The interim dividend in respect of ordinary shares for the half year ended 31 December 2004 has not been recognised in this financial report because the interim dividend was not declared prior to 31 December 2004.

The Australian Gas Light Company Dividend Reinvestment Plan was suspended on 14 October 2003.

Note 8 – Net tangible asset backing		
Net tangible asset backing per ordinary share	**$4.88**	$3.07



The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Note 9 – Material Interests in equity accounted associates and joint ventures

	Percentage of ownership interest held at end of period		Contribution to net profit	
	31 Dec 2004	31 Dec 2003	**31 Dec 2004**	31 Dec 2003
	%	%	**$m**	$m
Equity accounted associates and joint ventures				
Auscom Holdings Pty Limited	**50.0**	50.0	**9.1**	8.5
Australian Pipeline Trust	**30.0**	30.0	**8.1**	7.4
ActewAGL	**50.0**	50.0	**31.9**	31.5
Greater Energy Alliance Corporation Pty Limited #	**32.5**	32.5	**(5.0)**	-
Agility Diona	**50.0**	50.0	**0.1**	0.1
Agility Kembla	**50.0**	50.0	**-**	0.1
COMindico (a)	**35.9**	35.9	**-**	(7.9)
Total			**44.2**	39.7

(a) Equity accounted from 1 January 2003.

\# Date of acquisition – 8 April 2004



The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Note 10 – Segment Information

(a) Segment revenues

	External Sales Revenue		Other External Revenue		Inter-Segment Revenue		Equity Accounted Share of Net Profits		Total	
	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Energy Networks										
Gas networks	27.5	25.2	0.7	0.3	149.6	154.6	-	-	177.8	180.1
Electricity networks	38.8	31.9	-	0.3	57.5	57.7	-	-	96.3	89.9
	66.3	57.1	0.7	0.6	207.1	212.3	-	-	274.1	270.0
Agility	65.6	60.8	1.2	2.9	143.5	135.8	0.1	0.1	210.4	199.6
Energy Sales & Marketing	1,784.1	1,770.7	1.3	1.0	16.5	19.7	-	-	1,801.9	1,791.4
Energy Investments	32.0	24.3	0.5	-	0.3	-	49.1	47.4	81.9	71.7
Power Generation	4.1	4.5	5.2	-	18.9	18.7	(5.0)	-	23.2	23.2
New Zealand business	206.7	216.1	784.0	4.7	-	-	-	-	990.7	220.8
Property	-	-	36.8	0.3	0.1	0.1	-	-	36.9	0.4
Telecommunications	-	1.0	0.6	18.4	-	-	-	(7.9)	0.6	11.5
Segment totals	2,158.8	2,134.5	830.3	27.9	386.4	386.6	44.2	39.6	3,419.7	2,588.6
Unallocated items	3.6	0.9	2.6	2.0	-	-	-	-	6.2	2.9
	2,162.4	2,135.4	832.9	29.9	386.4	386.6	44.2	39.6	3,425.9	2,591.5
Less: eliminations	-	-	-	-	(386.4)	(386.6)	-	-	(386.4)	(386.6)
	2,162.4	2,135.4	832.9	29.9	-	-	44.2	39.6	3,039.5	2,204.9

Revenue is principally derived from:

(i) *Energy Networks* – distribution of gas and electricity.
Agility – provision of infrastructure management and maintenance services.
Energy Sales & Marketing – sale of natural gas and electricity.
Energy Investments – investments in pipeline and energy utility entities.
Power Generation – generation and sale of electricity.
New Zealand business – investments in New Zealand entities involved in the gas and electricity industries.
Property – sale and rental of properties.
Telecommunications – investment in entities involved in the telecommunications industry.

(ii) Inter-segment pricing is made on an "arms-length" commercial basis.


AGL

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Note 10 – Segment Information (continued)

(b) Segment results – profits/(losses)

	Segment Results - Profits/(Losses)		Depreciation and Amortisation		Other Non-Cash Expenses	
	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03
	$m	$m	$m	$m	$m	$m
Energy Networks						
Gas networks	89.9	89.4	20.2	19.8	0.8	0.6
Electricity networks	37.4	33.9	13.6	13.2	0.2	0.2
	127.3	123.3	33.8	33.0	1.0	0.8
Agility	32.4	27.0	1.8	1.5	5.3	5.6
Energy Sales & Marketing	132.3	156.3	25.6	21.8	22.7	11.1
Energy Investments	53.8	49.8	3.1	2.8	0.3	0.3
Power Generation	12.3	8.7	7.7	6.7	0.1	4.2
New Zealand business	665.2	71.7	31.2	30.9	-	16.2
Property	8.6	(0.1)	0.6	0.5	0.1	0.1
Telecommunications	1.0	(17.6)	-	-	-	25.1
Segment totals	1,032.9	419.1	103.8	97.2	29.5	64.4
Unallocated items	(14.7)	(13.1)	10.0	11.7	7.2	11.7
	1,018.2	406.0	113.8	108.9	36.7	76.1
Less: borrowing costs	(65.8)	(64.6)				
Profit from ordinary activities before income tax	952.4	341.4				
Income tax attributable to ordinary activities	(44.7)	(119.4)				
Profit from ordinary activities after income tax	907.7	222.0				

Profit from ordinary activities before borrowing costs includes the following significant items, detailed in Note 5(c), as allocated to relevant segments:

(i)	Power Generation	$Nil (2003 $(4.2) million)
(ii)	Property	$8.6 million (2003 $Nil)
(iii)	Telecommunications	$Nil (2003 $(16.7) million)
(iv)	New Zealand Business	$591.5 million (2003 $Nil)
(v)	Unallocated items	$(1.6) million (2003 $Nil)
(vi)	Income tax attributable to ordinary activities	$62.7 million (2003 $Nil)



The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Note 10 – Segment Information (continued)

(c) Segment assets and liabilities

	Assets		Liabilities		Equity Accounted Investments *		Acquisition of Non-Current Assets *	
	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03
	$m	$m	$m	$m	$m	$m	$m	$m
Energy Networks								
Gas networks	**1,225.9**	1,205.3	214.6	208.8	-	-	31.6	32.7
Electricity networks	**960.3**	1,115.8	21.3	72.8	-	-	20.4	15.6
	2,186.2	2,321.1	235.9	281.6	-	-	52.0	48.3
Agility	72.1	67.2	69.9	61.3	0.3	0.1	2.7	3.0
Energy Sales & Marketing	2,022.3	1,866.2	545.8	510.6	1.0	1.1	3.6	8.9
Energy Investments	681.3	622.1	81.8	80.6	509.2	469.3	2.7	4.0
Power Generation	520.8	306.5	18.8	14.4	104.0	-	5.6	1.3
New Zealand business	-	841.7	-	572.0	-	-	14.5	26.7
Property	37.0	56.6	12.8	9.1	-	-	1.6	-
Telecommunications	0.2	16.4	1.4	3.1	-	15.6	-	-
Segment totals	5,519.9	6,097.8	966.4	1,532.7	614.5	486.1	82.7	92.2
Unallocated items	751.3	333.8	1,490.4	1,760.3	-	-	6.1	13.8
Consolidated totals	6,271.2	6,431.6	2,456.8	3,293.0	614.5	486.1	88.8	106.0

* included in Assets total



The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Note 10 – Segment Information (continued)

(d) Funds employed

	Energy Networks		Agility	Energy Sales & Marketing	Energy Investments	Power Generation	Property	Telecom – munications
	Gas Networks	Electricity networks						
	$m	$m	$m	$m	$m	$m	$m	$m
Current assets								
Cash	-	-	0.1	1.5	12.7	-	-	-
Receivables	6.9	11.8	23.3	671.0	8.8	11.9	11.5	0.2
Inventories	-	-	2.9	10.0	1.3	-	-	-
Property, plant and equipment	-	-	-	-	-	-	-	-
Other	0.1	4.1	1.2	61.9	0.4	0.6	0.6	-
Non-current assets								
Receivables	-	-	-	1.5	0.4	111.3	4.5	
Equity accounted investments	-	-	0.3	1.0	509.2	104.0	-	-
Other financial assets	-	-	-	-	-	-	-	-
Property, plant and equipment	1,199.5	521.4	20.8	46.4	121.3	290.0	18.3	-
Intangibles	-	404.4	-	1,163.4	18.4	-	-	-
Deferred expenditure	17.6	18.1	-	21.4	-	2.2	0.5	-
Deferred tax assets	0.6	0.5	15.1	40.9	8.9	0.8	1.6	-
Other	1.2	-	8.4	3.3	-	-	-	-
Total assets	**1,225.9**	**960.3**	72.1	2,022.3	681.4	520.8	37.0	0.2
Current liabilities								
Payables	3.3	8.0	26.5	348.2	4.4	0.6	2.1	-
Provisions	1.6	0.3	13.7	26.5	0.4	-	5.9	1.4
Tax liabilities	7.2	3.8	8.4	24.6	11.2	6.4	0.3	-
Unearned revenue	0.7	0.7	1.9	7.5	-	-	0.3	-
Non-current liabilities								
Provisions	0.2	-	19.2	17.3	-	-	2.7	-
Deferred tax liabilities	201.0	8.4	-	101.0	9.1	11.8	1.4	-
Unearned revenue	0.5	-	-	5.4	-	-	0.1	-
Funds employed	1,011.4	939.1	2.4	1,491.8	656.3	502.0	24.2	(1.2)
Guarantee support	-	-	1.4	394.1	-	-	-	-


AGL

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Note 10 – Segment Information (continued)

	Energy Networks		Agility	Energy Sales & Marketing	Energy Investments	Power Generation	New Zealand Business	Property	Telecom-munications
	Gas Networks	Electricity networks							
	$m	$m	$m	$m	$m	$m	$m	$m	$m
(e) Profit from ordinary activities before borrowing costs and significant items									
Before income tax	89.9	37.4	32.4	132.3	53.7	12.3	73.7	-	1.0
After income tax	63.3	25.7	22.6	87.1	41.7	7.1	66.2	0.2	1.0
(f) Profit from ordinary activities before borrowing costs and significant items/funds employed* (%)									
Before income tax	8.9	4.1	N/A	8.7	8.4	2.4	11.8	0.1	N/A
After income tax	6.3	2.8	N/A	5.7	6.5	1.4	10.6	0.7	N/A
*Weighted where appropriate									
(g) Profit from ordinary activities before borrowing costs and significant items/funds employed including guarantee support* (%)									
Before income tax	8.9	4.1	N/A	7.1	8.4	2.4	11.8	0.1	N/A
After income tax	6.3	2.8	N/A	4.7	6.5	1.4	10.6	0.7	N/A

(h) Geographical segments

	External Revenues		Assets		Acquisition of Non-Current Assets	
	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03	31 Dec 04	31 Dec 03
	$m	$m	$m	$m	$m	$m
Australia	1,983.3	1,927.1	6,111.9	5,447.4	68.2	65.5
New Zealand	990.7	220.8	-	841.8	14.5	26.7
Other	21.3	17.4	159.3	142.4	6.1	13.8
	2,995.3	2,165.3	6,271.2	6,431.6	88.8	106.0

There was no material inter-segment revenue.



The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Note 11 - Contingent liabilities and contingent assets

	31 Dec 04 $m	30 Jun 04 $m
(a) Contingent liabilities		
Bank guarantees in respect of the consolidated entity	**7.5**	7.5
Guarantees and warranties in respect of controlled entities	**25.8**	33.6
Guarantees in respect of associates	**5.0**	5.0
Guarantees in respect of other entities *	**19.2**	15.8
	57.5	61.9

* AGL has provided a guarantee over a $25.0 million bank facility utilised by TransACT. As at 31 December 2004 the facility had been drawn down to the amount of $18.3 million (June 2004 $14.7 million) and is included in guarantees in respect of other entities.

Other contingent liabilities

(i) Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the directors of the Parent Entity (AGL) believe that any resultant liability will not materially affect the financial position of the consolidated entity.

(ii) AGL has undertaken to provide financial support, as and when required, to certain wholly-owned controlled entities, so as to enable those controlled entities to pay their debts as and when such debts become due and payable.

(iii) AGL has provided warranties and indemnities to certain third parties in relation to the performance of contracts by various wholly-owned controlled entities.

(b) Contingent assets

AGL is party to an agreement in relation to the disposal of various entities to an associated entity (Australian Pipeline Trust). Under the agreement the parties have agreed that to the extent to which duty payable by the purchaser is otherwise than as estimated under the Share Sale agreement, an adjustment payment would be made. The amount of the potential payment payable by the purchaser has not been recognised at 31 December 2004, as it is contingent on obtaining relevant State and Territory duty relief and cannot be reliably measured at this stage.

Note 12 – Discontinued operations

On 14 December 2004 the company completed the divestment of its 66.05% shareholding in NGC Holdings Limited (NGC). The shareholding was sold to Vector Limited, a New Zealand based energy company. Up to the date of sale, the financial information relating to NGC has been consolidated in the statement of financial performance, statement of cashflows and Note 10 - segment information. Details of the financial impact of the divestment of NGC on AGL's group result are set out in Note 5.

Note 13 – Tax Consolidation

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002.

AGL and its wholly-owned Australian resident entities are eligible to consolidate for tax purposes under this legislation and have elected to be taxed as a single entity from 1 July 2003. The implementation of the tax consolidation system has not yet been formally notified to the Australian Taxation Office. The head entity within the tax consolidated group for the purposes of the tax consolidation system will be The Australian Gas Light Company.


AGL

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Entities within the tax consolidated group will enter into a tax sharing agreement with the head entity. Under the terms of this agreement, The Australian Gas Light Company and each of its entities in the tax consolidated group will agree to pay a tax equivalent payment to or from the head entity, based on the net accounting profit or loss of the entity and the current tax rate. Such amounts will be reflected in amounts receivable from or payable to other entities in the tax consolidated group.

By entering into tax consolidation, AGL has taken account of a one-off income tax benefit of $64.8 million (after costs of $1.1 million, net of tax), which is reflected in the results for the period to 31 December 2004 and disclosed in Note 5(c) of this report. This benefit arises principally from the uplift in the tax value of the infrastructure assets and the consequential restatement of the deferred tax liabilities previously created from accelerated tax depreciation on those assets. AGL will continue to monitor the tax consolidation legislation as it evolves in case further adjustment becomes necessary.

Note 14 – Impact of adopting Australian equivalents to International Financial Reporting Standards

AGL is required to prepare financial statements using the Australian equivalents to International Financial Reporting Standards (IFRS) for the financial year beginning 1 July 2005. AGL's first financial report using IFRS will be for the half year ended 31 December 2005.

AGL has completed the Scoping and Analysis phase of its IFRS project and is now well into the Evaluation and Design phase. The final phase comprising Implementation and Review will be completed within the timeframes required to ensure compliance with IFRS.

AGL's IFRS Steering Committee, chaired by AGL's Chief Financial Officer, has been meeting on a monthly basis to monitor progress and to ensure that all business issues are considered in the evaluation of policy alternatives. Regular updates have been provided to AGL Board's Audit and Risk Management Committee.

AGL has been working closely with industry participants both in Australia and overseas on issues that are unique to the electricity and gas industry. In this regard, AGL has actively participated in the preparation of a submission by the Energy Supply Association of Australia (ESAA) to the Urgent Issues Group (UIG) seeking clarification on the application of AASB 139 Financial Instruments to the Australian electricity industry.

The following standards have been identified as having a significant impact on AGL's current accounting policies. Unless otherwise noted, it is not possible at this stage to reliably quantify the impacts of each standard on the financial report as AGL is still evaluating policy alternatives. In addition the Australian Accounting Standards Board (AASB) has made, or is proposing to make amendments to standards and the UIG is still finalising its interpretations that will apply to IFRS.

(a) AASB 2 – *Share Based Payments*

AGL has several employee share ownership plans. AASB 2 applies to all share based payments that were issued after 7 November 2002 but have not vested by 1 January 2005. This standard requires share based payments to be measured at fair value at grant date and expensed over the vesting period. The vesting period is determined by the conditions of the employee share ownership plan. This will result in a change to AGL's current accounting policy which does not require share-based payments to be expensed.

(b) AASB 112 – Taxation

In accordance with Australian Generally Accepted Accounting Principles ('AGAAP'), AGL's current accounting policy is to apply the liability method of tax effect accounting. AASB 112 adopts a "Balance Sheet" approach which recognises deferred tax amounts for any differences between the accounting and tax value of assets and liabilities. As AASB 112 has a "Balance Sheet" approach to the calculation of deferred tax amounts rather than an "Income Statement" approach, this Standard will result in the recognition of more or less tax assets and tax liabilities. In addition the income tax



expense and deferred tax amounts calculated under AASB 112 may be affected by other IFRSs to the extent that they impact on the carrying value of assets and liabilities.

(c) AASB 119 - Employee Benefits

AGL sponsors a number of defined benefit superannuation plans for employees. This Standard requires the recognition of an asset or liability for the net difference between the defined benefit obligation and the fair value of the plan assets. The AASB has recently announced that it will allow a choice of the three measurement options contained in the international standard IAS 19. AGL is currently analysing each of these options.

AGL's current policy for accounting for defined benefit funds is to expense contributions as they are paid or become payable and to fund any shortfall. AGL does not recognise any asset or liability for the net position of the defined benefit funds. The initial adjustment on transition will be through retained earnings with the impact of subsequent adjustments dependent on the measurement option selected.

(d) AASB 138 - Intangible Assets

Under this standard retail licences may be required to be reclassified to goodwill. If retail licences are reclassified to goodwill there will be no further amortisation but the reclassified retail licences will be subject to impairment testing. The amortisation of retail licences for the half-year ended 31 December 2004 was $17.6 million.

(e) AASB 139 - Financial Instruments: Recognition and Measurement

This standard requires all derivatives, including embedded derivatives, to be measured at fair value on the Statement of Financial Position regardless of the use of the derivative. This standard will result in key differences in accounting policy. As permitted on transition, entities can elect not to provide comparative information for this Standard.

This standard requires significant system changes to ensure that derivatives meet hedge accounting requirements. AGL has been developing its own in-house software to deal with the complexities of energy derivatives and is using off-the-shelf software for the management of treasury positions. This standard has strict hedge accounting criteria and where these are not met, movements in the fair value of derivatives will result in impacts to the Statement of Financial Performance. From 1 July 2005, derivatives will be required to be fair valued and included in the Statement of Financial Position. AGL currently applies hedge accounting to derivatives which are only recorded in the Statement of Financial Performance on settlement.

Energy derivatives
AGL uses derivatives to help manage exposures to wholesale electricity and gas price fluctuations. These derivatives will mainly be classified as cash flow hedges. Given the complexity of the standard and the uncertainty regarding application of the standard to some energy instruments, it is not possible to quantify the impact. The ESAA, on behalf of a number of its members, has lodged a submission with the UIG seeking clarification on the application of this standard to the Australian electricity industry. This standard contains many challenges for AGL. AGL is also working with its advisers and the rest of the industry to resolve these uncertainties and has established a project plan for implementation of AASB 139.

Treasury derivatives
AGL uses treasury derivatives to help manage exposures to interest rate and foreign exchange movements. These derivatives will mainly be fair value hedges. AGL has restructured its portfolio to maximise compliance with the hedging requirements of AASB 139. As this standard does not apply until 1 July 2005, it is not possible to quantify any impacts at this stage.

(f) AASB 3 – Business Combinations

One of the key changes arising from this standard is that goodwill will no longer be amortised but will be subject to impairment testing. Non-amortisation of goodwill is also likely to be affected by the potential change to the classification of retail licences – refer (d) above.

The amortisation of goodwill for the half-year ended 31 December 2004 was $2.6 million.


AGL

(g) AASB 1 – First Time Adoption of Australian International Financial Reporting Pronouncements

AGL's date of transition to Australian equivalents to IFRSs is 1 July 2004 and AGL will be required to prepare an opening Statement of Financial Position at that date. Financial statements under current Australian accounting standards are still required to be prepared for the year ending 30 June 2005. AGL's first IFRS financial report will be the interim financial report for the period ending 31 December 2005.

Opening adjustments to comply with retrospective application of the IFRS standards will be made to retained earnings except for adjustments to intangibles acquired in a business combination which will be made against goodwill.

The standard provides some mandatory exemptions to the retrospective application of some IFRS and a number of voluntary exemptions. AGL is considering its position in regard to the key voluntary exemptions, namely Restatement of Business Combinations, the clearance of the opening Foreign Currency Translation Reserve and the value to be ascribed to Property, Plant and Equipment on transition.

(h) Other

It is expected, based on analysis to date, that the following standards will have no material financial impact on AGL:

AASB 4 – Insurance Contracts;
AASB 5 – Non-current assets held for sale and discontinuing operations;
AASB 101 – Presentation of Financial Statements;
AASB 102 – Inventories;
AASB 107 – Cash Flow Statements;
AASB 108 – Accounting Policies, Changes in Accounting Estimates and Errors;
AASB 110 – Events after Balance Sheet Date;
AASB 111 – Construction Contracts;
AASB 114 – Segment Reporting;
AASB 118 – Revenue;
AASB 120 – Government Grants;
AASB 121 – The effects of changes in foreign exchange rates;
AASB 123 – Borrowing Costs;
AASB 124 – Related Party Disclosures;
AASB 127 – Consolidated Financial Statements;
AASB 128 – Investments in Associates;
AASB 129 – Financial reporting in Hyperinflationary Economies;
AASB 130 – Disclosures in the financial statements of banks and similar institutions;
AASB 131 – Financial reporting of interests in joint ventures;
AASB 132 – Financial instruments – disclosure and presentation;
AASB 133 – Earnings per share;
AASB 134 – Interim Financial Reporting;
AASB 137 – Provisions, contingent liabilities and contingent assets;
AASB 140 – Investment Property;
AASB 141 – Agriculture;
AASB 1004 – Contributions;
AASB 1023 – General Insurance Contracts;
AASB 1031 – Materiality;
AASB 1038 – Life Insurance Contracts;

Any remaining standards, as well as new standards, amendments and interpretations, will be the subject of further detailed review and analysis.



The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Note 15 – Subsequent events

Capital Management Program
The AGL Board has approved a capital management program which will result in returns to shareholders totalling approximately $515 million. This program will include:

- A pro-rata capital return of 50.0 cents per share which, based on ordinary shares on issue at 31 December 2004, will result in payments to shareholders of approximately $228 million. This capital return will not be taxable in the hands of most shareholders but will be treated as a reduction in the shareholder's cost base in AGL Shares;
- A special dividend of 30.0 cents per share franked to 90% which will result in a payment of approximately $137 million to shareholders; and
- The commencement of an on-market share buy-back program of up to $150 million.

An extraordinary shareholders meeting will be held on 6 April 2005 to approve the capital return and subject to shareholder approval, it is expected to have a payment date of around late April 2005. The special dividend will have a record date of 11 March 2005 and a payment date of 24 March 2005.

Note 16 - Information on audits or review

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.
2. This report does give a true and fair view of the matters disclosed.
3. This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	☑	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

4. The entity has a formally constituted audit and risk management committee.

Mark Johnson

M R G Johnson
Chairman

24 February 2005



The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2004

Directors' Declaration for the Half Year Ended 31 December 2004

The directors of The Australian Gas Light Company declare that the accompanying financial statements and the notes to the financial statements:

(a) comply with accounting standards; and
(b) give a true and fair view of the financial position and performance of the consolidated entity.

The directors also declare that, in their opinion:

(a) there are reasonable grounds to believe that the Parent Entity will be able to pay its debts as and when they become due and payable; and
(b) the accompanying financial statements and the notes thereto are in accordance with the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

M R G Johnson
Chairman

G J W Martin
Director

Sydney, 24 February 2005



Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent review report to the members of The Australian Gas Light Company

Scope

We have reviewed the financial report of The Australian Gas Light Company for the half-year ended 31 December 2004 as set out on pages 9 to 27. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of The Australian Gas Light Company is not in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

 (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

Greg Couttas
Partner
Chartered Accountants
Sydney, 24 February 2005


RECEIVED


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/02/2005

TIME: 09:05:27

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3C - Announcement of buy-back

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Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
The Australian Gas Light Company	95 052 167 405

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market share buy-back
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	456,576,944
6	Whether shareholder approval is required for buy-back	Shareholder approval is not required. The on-market buy-back is for $150 million or approximately 2.5% of shares on issue.

+ See chapter 19 for defined terms.

7	Reason for buy-back	The on-market share buy-back is one element of a $515 million capital management program to return capital excess to the company's requirements to Shareholders. The capital management program has three elements: 1. On-market share buy-back of $150 million 2. Special dividend of 30 cents per share franked to 90% ($137 million) 3. A proposed capital return of 50 cents per share which requires Shareholder approval $228 million)
8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	AGL has disclosed all material required under the continuous disclosure rules.

On-market buy-back

9	Name of broker who will act on the company's behalf	Yet to be determined.
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	The company intends to buy back $150 million of shares on issue.
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The company intends to complete the on-market share buy-back preferably within 6 months but, at the outside, within 12 months.
13	If the company intends to buy back shares if conditions are met - those conditions	There are no conditions.

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A

15	Price to be offered for shares	N/A

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: G. Martin Date: 24.02.05
(Director/~~Company secretary~~)

Print name: GREG MARTIN

== == == == ==

+ See chapter 19 for defined terms.


2005 MAR -4 A 9:07


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/02/2005

TIME: 09:07:00

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results for the Six Months to 31/12/04 - Highlights

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ISBN: 1 875262 11 3

AGL RESULTS FOR THE
SIX MONTHS TO 31 DECEMBER 2004
HIGHLIGHTS

February 24, 2005

Steady performance in a period of strong retail competition

Underlying	**Reported**
• Revenue of $2.2 billion, up 1.3%	• Revenue of $3.0 billion, up 38.3%
• Net profit steady at $226.6 million	• Net profit up 331.6% to $887.8 million; impact of sale of stake in NGC
• EPS down marginally to 49.6 cps	• EPS up 328.2% to 194.4cps

- Operating cash flow down 8.2% to $344.9 million
- "A" credit rating maintained

Major Items of Note

- Sale of 66% stake in NGC – net profit of $587.5 million
- Tax consolidation - $64.8 million net impact
- Maintaining market share in a highly competitive retail environment
- Warmer weather than prior corresponding period
- SA Retail price path decision and draft IPART tariff ruling for NSW gas network
- Agility grows 3rd party order book by 19% over the last 12 months

Post End December 2004

- Interim dividend of 31c per share; up 6.9% franked to 90.3%
- $515 million capital management program
  - Special dividend of 30c per share franked to 90%
  - Proposed Capital Return of 50c per share
  - On-market buy-back of $150 million
- Hallett Wind Farm development approval
- Tenders to be called for PNG gas pipeline front end engineering and design
- Organisational changes to drive improved business performance



Tel: 02 9921 2680
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

February 24, 2005

Steady result in competitive environment

The Australian Gas Light Company (AGL) today announced a steady underlying profit result for the six months to 31 December 2004, an increase in the interim dividend, as well as releasing details of a $515 million capital management program.

Over the six month period underlying net profit, excluding significant items and outside equity interests, remained steady, as compared to the previous corresponding period, at $226.6 million.

Reported profit attributable to Shareholders rose 331.6 per cent to $887.8 million impacted by net profit of $587.5 million from the sale of AGL's 66.05 interest in NGC Holdings Limited in New Zealand.

The decision to enter into tax consolidation, effective from 1 July 2003, favourably affected the reported result through a one-off net accounting benefit of $64.8 million. Tax consolidation will simplify tax management of AGL's intra group transactions and improve the ability to distribute franking credits to Shareholders.

AGL Shareholders will receive an interim ordinary dividend of 31 cents per share franked to 90.3 per cent, up 6.9 per cent, compared to 29 cents per share franked to 75.9 per cent in the prior corresponding period.

In addition, as a result of the capital management program, Shareholders will receive a special dividend of 30 cents per share, franked to 90%. The other elements of the capital management program are a proposed 50 cents per share return of capital to Shareholders and a $150 million on-market share buy-back (see separate media statement for full details).

AGL Chairman Mark Johnson said, "AGL's underlying results were achieved in an environment of increased competition in retail markets and a warmer winter than experienced in the previous corresponding period.

"AGL's balance sheet was strengthened by the sale of the company's stake in NGC, allowing it to implement the capital management program announced today."

AGL Managing Director Greg Martin said, "AGL remains on track to achieve growth in underlying net profit and earnings per share for the full year of 5-7 per cent.

"AGL continues to build a more integrated energy company. The company is committed to a portfolio of power generation assets supported by a flexible and complementary long-term wholesale gas portfolio. The potential increased supply of gas from coal seam methane, additional new sources of gas from Northern Australia and PNG, as well as energy from renewable sources, will all play an important role in shaping AGL's future.

"AGL also continues to develop its strong retail market position. Maintaining market share and margins in highly competitive retail energy markets, together with superior customer service, are central to AGL's growth strategy. Managing wholesale electricity and gas costs is also important to the financial performance of our retail business", Mr Martin said.

These components of AGL's business are complemented by the strong cash flow from the gas and electricity networks and the infrastructure management expertise of Agility.

"Recent organisational changes will help drive improved business performance. They position the company to be the most efficient and effective Australian energy company and help us achieve growth through sound investments", Mr Martin concluded.

BUSINESS SEGMENT PERFORMANCE[1]

Energy Sales & Marketing

EBIT of $132.3 million was 15.4 per cent lower than the previous corresponding half due to a combination of factors including a warmer winter and spring, increased retail competition and increased licence fee amortisation in Victoria.

AGL remains committed to maintaining its market share, as well as retaining a strong focus on winning and retaining high margin customers. Despite strong competition, AGL increased its dual fuel customer accounts to 922,900, up 21 per cent, with 353,000 retail customer contracts signed during the period.

Energy Networks

EBIT of $127.3 million was 3.2 per cent higher than the previous corresponding half principally due to an increase in customer numbers and higher regulated tariffs. Although the five year access arrangement for the NSW gas networks is well advanced, the final decision of the NSW regulator will not commence until 1 July 2005. The Victorian pricing decision for the electricity network will be effective from 1 January 2006.

Agility

EBIT of $32.4 million was 20 per cent higher than the previous corresponding period, in part due to increased revenue from third party work and continuing efficiency benefits. Agility continues to build its position as a nationwide provider of infrastructure services, recently winning contracts with Powerco, Aurora Energy, Apache, Santos and Sydney Water. Its third party order book grew by $28 million over the last 12 months to $175.3 million, an increase of 19 per cent.

---

[1] Business segments are shown excluding significant items

Power Generation
EBIT of $12.3 million was 4.7 per cent lower than the previous half. The operating result was affected by a change in the depreciation method resulting in an increased charge.

Loy Yang reported a good operating cash flow during the six months. AGL anticipates an improved EBIT contribution from Loy Yang in the second half of the year in line with forecasts made at the time of acquisition. The company continues to pursue greenfield renewable generation opportunities, such as the Hallett Wind Farm in South Australia, as well as the expansion of the existing Hallett gas fired peaking power station.

Investments
ActewAGL (50%) - EBIT of $31.6 million was up five per cent on the previous corresponding period. ActewAGL was able to increase its customer numbers although its results were affected by a warmer winter and a five year regulatory electricity tariff reset.

APT (30%) – EBIT of $8.1 million was up 9.5 per cent on the previous period principally due to the contribution from the acquisition of interests in Western Australia's Goldfields Gas Transmission & Parmelia pipelines in August 2004.

LPG Investments – Elgas (50%) - EBIT of $9.1 million was up 7.1 per cent due to improved margin and contribution from the SwapNGo acquisition.

Chile (100%) – GasValpo – EBIT of $2.6 million was down $0.8 million on the previous period. Post year end, GasValpo signed a 13 year gas supply contract with Chilean Government-owned oil company, Emprosa Nacionale de Petroleo.

OUTLOOK

The company expects underlying earnings per share growth for the full year of 5-7 per cent. This outlook assumes current competitive conditions in the retail market will continue through 2005 and is subject to the effect of factors such as summer electricity demand and any unforeseen circumstances in the second half of the year.

For more detailed information visit www.aglinvestor.com

Further Enquiries:

John Short
General Manager, External Affairs
Direct: 02 9921 2336
Mobile: 0402 060 528

Jane Counsel
Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273


RECEIVED
2005 MAR -4 A 9:0
ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/02/2005

TIME: 09:08:24

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

APC calls for tenders for PNG pipeline FEED

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

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Announcement Title: APC calls for tenders for

Announcement Summary: *(Optional - 175 words max)* PNG pipeline FEED.

ASX Code: AGL

Contact Name: Jane

Contact Telephone: McAloon

Document ID: **208681**

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ISBN: 1 875262 11 3



Tel: 02 9921 0101
Fax: 02 9921 2751

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

February 24, 2005

APC calls for tenders for PNG pipeline FEED

The AGL-Petronas Consortium (APC) comprising The Australian Gas Light Company (AGL) and Petronas Australia Pty Ltd, today announced the consortium is calling for tenders for the Front End Engineering and Design (FEED) phase of the Australian component of the Papua New Guinea to Queensland natural gas pipeline.

Speaking on behalf of the consortium AGL Managing Director Greg Martin said, "This call for tenders reflects APC's confidence with the level of commitment from the ExxonMobil led PNG Gas Project participants to successfully implement the gas project.

"This project will be a significant development for both PNG and Australia and highlights APC's optimism that Eastern Australian gas markets will develop in a timely manner to enable the APC consortium, in conjunction with the PNG Gas Project participants, to reach financial close on the pipeline in 2006.

"The PNG pipeline project will also provide significant strategic value to AGL by introducing new gas supplies from Northern Australia, enabling AGL to increase its participation in the downstream energy sector in markets supplied by the PNG pipeline. It also will provide an opportunity for a major new revenue source for AGL's infrastructure management subsidiary Agility", Mr Martin said

APC will call for tenders in March 2005 for a AUD $25 million FEED Program which will see work undertaken on engineering design, route selection, regulatory and financial viability assessments and environmental and native title clearance processes. The PNG pipeline project involves the development of a natural gas pipeline linking gas from the PNG Highlands to East Coast markets in Australia. The PNG Gas Project participants are targeting initial gas deliveries to customers from late 2008.

"A final investment decision will be undertaken at the completion of the FEED program, subject to the PNG Gas Project participants securing sufficient gas sales agreements to enable the project to proceed and APC concluding corresponding gas transportation arrangements with the PNG Gas Project participants," Mr Martin concluded.

APC was selected as the preferred developer for the Australian component of the pipeline in April 1998 following an international competitive tender. In October 2004, APC and the PNG Gas Project participants executed a binding letter of intent that provides APC with the responsibility for designing, owning and operating the pipeline, as well as securing all project approvals in Australia.

The PNG Gas Project participants are ExxonMobil subsidiaries 39.4 per cent (Esso Highlands Limited as project operator), Oil Search 54.2 per cent, MRDC (PNG Company representing landowner interests) 3.0 per cent and Nippon Oil Exploration Limited 3.4 per cent.

Further enquiries:

Contact: John Short,
General Manager External Affairs
Direct: 02 9921 2336
Mobile: 0402 060 528

Contact: Jane Counsel,
Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273


2005


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/02/2005

TIME: 10:32:45

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Financial Results 6 months ended December 2004

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


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Announcement Title: Half Year Financial Results.

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ASX Code: AGL

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Contact Telephone: McAloon

Document ID: **208762**

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ISBN: 1 875262 11 3

2005 H.1
Results
24-02-05


AGL

Half Year Financial Results
6 months ended December 2004

Greg Martin
Managing Director

Major Items


AGL

Six Months to December 2004

- Steady performance from portfolio
- Warmer winter than previous year
- Maintained retail market share
- Regulatory developments
  - Draft IPART tariff ruling for NSW gas network
  - SA retail price path
- Sale of investment in NGC : recognition of $587.5 million gain on sale

Post 31 December 2004 Developments

- Capital management program announced
- Entry into tax consolidation
- Hallett wind farm DA
- PNG project: Call for tenders for pipeline FEED
- Organisational realignment

Key Financial Results


AGL

Reported performance (Six months to ...)	Dec '03	Dec '04	Change
EBIT	$406.0m	$1,018.2m	+ 150.8%
Profit after tax	$205.7m	$887.8m	+ 331.6%
Earnings per share	45.4c	194.4c	+ 328.2%
Operating cashflow	$375.7m	$344.9m	- 8.2%
Operating cashflow per share	82.8c	75.5c	- 8.8%
Interim dividend	29c	31c	+ 6.9%
% franking	76%	90%	

Performance excl significant items	Dec '03	Dec '04	
EBIT	$426.9m	$419.7m	- 1.7%
Profit after tax	$226.1m	$226.6m	+ 0.2%
Earnings per share	49.9c	49.6c	- 0.6%

Profit and Loss Summary


AGL

Six months to ...	Dec '03 ($m)	Dec '04 ($m)	Change
Revenues	2,149.1	2,178.0	+ 1.3%
Expenses	- 1,660.8	- 1,693.8	+ 2.0%
Equity accounted share of JV profits	47.5	49.3	+ 3.8%
EBITDA	535.8	533.5	- 0.4%
Depreciation and amortisation	- 108.9	-113.8	+ 4.5%
EBIT	426.9	419.7	- 1.7%
Borrowing costs	- 64.6	- 65.8	+ 1.9%
Tax	- 119.9	- 107.4	- 10.4%
Outside equity interest	- 16.3	- 19.9	+ 22.1%
Profit after tax, interest and Outside equity interest	226.1	226.6	+ 0.2%

*Note: P&L - before significant items

Cash Flow Summary


AGL

Six months to ...	Dec '03 ($m)	Dec '04 ($m)	Change
EBITDA (reported)	514.9	1,132.0	+ 119.8%
Working capital	- 12.9	- 4.3	- 66.7%
Equity accounting associates and JV's	- 6.1	1.5	*n/a*
Borrowing costs	- 63.9	- 68.6	+ 7.4%
Tax payments	- 71.3	- 112.2	+ 57.4%
Non-current asset write-off/disposal	15.0	- 603.5	*n/a*
Operating cashflow	375.7	344.9	- 8.2%
Less: Stay-in-business capex (SIB)	- 53.3	- 48.9	- 8.2%
Cashflow after SIB capex	322.4	296.0	- 8.2%
Less: Dividends paid	- 144.5	- 170.1	+ 17.7%
Free Cashflow	177.9	125.9	- 29.2%

Significant Items


AGL

Six months to ...		Dec '04 ($m)
Gain on sale of investment in NGC	591.5	
Tax on sale	- 4.0	587.5
Property: Gain on sale of Breakfast Point (Stage 6)	14.7	
Remediation	- 6.1	
Tax deduction on remediation costs	0.3	8.9
Impact of entry into tax consolidation	65.9	
Costs incurred	- 1.6	
Tax impact	0.5	64.8
Net Significant Items		661.2

Operating and Financial Metrics


AGL

Six months to ...	Dec '03	Dec '04	Change
Average Funds Employed	$5,422.4m	$5,296.7m	- 2.3%
EBIT [1]	$426.9m	$419.7m	- 1.7%
EBIT [1] / Average Funds Employed (6 months)	7.9%	7.9%	0.0
Return on Average Equity [1] (6 months)	7.6%	7.1%	- 0.5
Interest expense	$64.6m	$65.8m	+ 1.9 %
Interest cover [1]	6.6x	6.4x	- 0.2 x
Net debt (at 31 December)	$1,951.4m	$842.2m	- 56.8%
Gearing (D/D+E) (%) (at 31 December)	38.3%	18.1%	- 20.2

[1] Excluding significant items



Capital Management


AGL

- $515 million capital management program to be implemented comprising:

		Amount
• Special dividend *	30c per share	$137 m
• Return of capital **	50c per share	$228 m
		$365 m
• On market buyback		$150 m
• Total		$515 m

- Terms of draft ruling confirmed with ATO for 50cps capital return
- Special dividend to be paid at the same time as the interim dividend
- Balance sheet would be 29% geared with $515m capital return
- Retain capacity to participate in future growth opportunities

* Special dividend franked to 90%

** Shareholder meeting to approve capital return expected to be held 6 April 2005


AGL

Segment Performance

Segment Results


AGL

Six months to ...	Dec '03 ($m)	Dec '04 ($m)	Change
EBIT			
Energy Sales and Marketing	156.3	132.3	- 15.4%
Networks			
Gas	89.4	89.9	+ 0.6%
Electricity	33.9	37.4	+ 10.3%
Agility	27.0	32.4	+ 20.0%
Power Generation	12.9	12.3	- 4.7%
New Zealand	71.7	73.7	+ 2.8%
Energy Investments	49.8	53.8	+ 8.0%
Telecommunications	- 0.9	1.0	
Property	- 0.1	0.0	
Unallocated	- 13.1	- 13.1	0.0%
Total	426.9	419.7	- 1.7%

* Before significant items


AGL

Energy Sales and Marketing

Six months to ...	Dec '03	Dec '04	Change
EBITDA ($m)	**178.1**	**157.9**	**- 11.3 %**
EBIT ($m)	**156.3**	**132.3**	**- 15.4%**
EBIT: sales (%)	**8.7**	**7.3**	**- 1.4%**

	Jun '04	Dec '04	
Dual fuel accounts ('000)	**759.7**	**922.9**	**+ 21.5%**

Degree Days

1000
800
600
400
200
0
NSW
Vic
SA
Dec-03
Dec-04

2005 - Half Year Outcomes

- Warmer winter and spring
- Increased licence fee amortisation
- Significant increase in AGL marketing activity
    - 163,000 increase in dual fuel accounts
    - 353,000 customer contracts signed
    - Typical contract term - 3 years
- Maintained market share

Current Priorities

- Maintain EBIT in line with FY 2004
- Continue to maintain market share
- Retaining and winning high margin customers
- Call centre consolidation
- Process and system rationalisation



Energy Sales and Marketing (cont.)



Mass Market Churn

Monthly Churn Annualised %

25%
20%
15%
10%
5%
0%

Nov-03 Dec-03 Jan-04 Feb-04 Mar-04 Apr-04 May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05

Vic Elec
Vic Gas
SA Gas
SA Elec
NSW Gas
NSW Elec

Source: NEMMCO, Vencorp and company estimates.

Energy Sales and Marketing (cont.)


AGL

Vic

	Gas	Electricity
Customer accounts	+ 12,000	- 13,000
Retail market churn:	20%	23%

SA

	Gas	Electricity
Customer accounts	+ 18,900	- 44,000
Retail market churn:	18%	13%

NSW

	Gas	Electricity
Customer accounts	- 14,000	+ 36,000
Retail market churn:	7%	6%

Data is for the period July - December 2004



Energy Networks


AGL

	Gas			Electricity		
Six months to ...	Dec '03	Dec '04	Change	Dec '03	Dec '04	Change
EBIT ($m)	89.4	89.9	+ 0.6%	33.9	37.4	+ 10.3%
Cashflow ($m)	120.5	129.8	+ 7.7%	47.1	50.2	+ 6.6%
Total sites*	910,000	939,100	+ 3.2%	275,600	281,900	+ 2.3%

2005 - Half Year Outcomes

- Increase in regulated tariffs
- Increase in customer numbers
- Offset by warmer winter

Current Priorities

- Finalisation of Gas tariff reset: July 2005
- Electricity tariff reset: January 2006

* As at 31 December 2004

Agility



AGL

Six months to ...	Dec '03	Dec '04	Change
Revenue($m)	**199.6**	**210.4**	**+ 5.4%**
EBIT ($m)	**27.0**	**32.4**	**+ 20.0%**
EBIT: sales (%)	**13.5**	**15.4**	**+ 1.9%**



40
20
0
200
100
0
EBIT ($m)
Order book ($m)*
Dec '03
Dec '04

* As at 31 December 2004 (rhs)

2005 - Half Year Outcomes

- Increase in forward orders
- Continue to increase 3rd party work: contracts with
  - Powerco
  - Sydney Water
  - Aurora
  - Apache
  - Santos
- Ongoing efficiency improvements

Current Priorities

- Expect full year EBIT approximately 15% higher than 2004
- Building position as nationwide provider of infrastructure services
- Continue to target 25% of revenue from 3rd party work by 2006

Power Generation


AGL

Six months to ...	Dec '03	Dec '04	Change
EBITDA ($m)	**19.6**	**20.0**	**+ 2.0%**
EBIT ($m)	**12.9**	**12.3**	**- 4.7%**
EBIT: avg FE (%)	**4.3%**	**2.4%**	**- 1.9%**


15
10
5
0
1,200
800
400
0
EBIT ($m)
MW *
Dec '03
Dec '04

* Equity share of electricity generation (rhs)

2005 - Half Year Outcomes

- Strong underlying operating performance at Loy Yang
  - Total operating cash flow of $56.3m
  - AGL reported profit ($0.1m) impacted by:
    - High levels of acquisition related contract amortisation
    - Slower recontracting of Loy Yang output

Current Priorities

- Loy Yang Power
  - Remain on track to achieve returns forecast at the time of acquisition

    (eps neutral in '04/'05, 3-4 cents per share accretive in '05/'06)
  - Environmental improvements
- Hallett
  - Approval of wind farm development
  - Assessing expansion of peaking plant

Power Generation (cont.)


AGL

- Existing Hallett Plant: 180MW gas fired peaking plant

- Hallett Wind Farm
  - No. Turbines = 45
  - Turbine size = 2–3 MW
  - Site capacity 90–135 MW
  - Capital cost $180m - $250m



- Assessing 260MW expansion of gas fired peaking capacity
- Integration of facilities
  - Provides backup support for continuous operation during peak periods

Energy Investments


AGL

Six months to ...	Dec '03 ($m)	Dec '04 ($m)	Change	Comment
ActewAGL (50%)	30.1	31.6	+ 5.0%	- Growth in customer numbers (offset by) - warmer winter and - regulatory reset
APT (30%)	7.4	8.1	+ 9.5%	- Includes contribution from GGT and Parmelia pipelines acquired in August 2004
Elgas (50%)	8.5	9.1	+ 7.1%	- Improved trading margin - Contribution from SwapNGo acquisition
HC Extractions (100%)	0.4	2.4	+ 500.0%	- Planned maintenance shutdown in prior perioc - Increase in Saudi propane price
Chile (100%)	3.4	2.6	- 23.5%	- Business restructure costs - New 13 year gas contract signed with ENAP
Total	49.8	53.8	+ 8.0%	
NGC (66%)	71.7	73.7	+ 2.8%	- Strong operating performance (reflects the period to 14 December 2004)


AGL
Looking Ahead


AGL

Strengthening our Market Position

<u>Today</u>

- NSW gas retail
- Retail expansion
- Long term gas supply contracts
- Power Generation
  - Gas fired peaking plants
  - Loy Yang

<u>Future opportunities</u>

- Additional Power Generation
  - Renewable power
  - Gas fired peaking/intermediate
- Evolving wholesale gas supply options
  - Coal seam methane
  - Northern Australia
  - PNG





Organisational Realignment


AGL



Merchant Energy

Michael Fraser
Group General Manager

- Power Assets
- Gas Development
- Wholesale Energy
- Wholesale Customers



Retail Energy

Phil James
Group General Manager

- Retail Operations
- Marketing and Residential Sales
- Customer Service
- Retail Regulation

Outlook


AGL

- The company expects underlying earnings per share from its portfolio of assets to deliver growth for the full year 2004/05 in the range 5 - 7%

- This outlook assumes current competitive conditions in the retail market will continue through 2005 and is subject to the impact of any unforseen circumstances including summer electricity demand


AGL

Half Year Financial Results
6 months ended December 2004

Greg Martin
Managing Director


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/02/2005

TIME: 10:34:59

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Supplementary Information Half Year Financial Results

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ISBN: 1 875262 11 3

2005 H1
Supps 24


AGL

Supplementary Information
Half Year Financial Results
6 months ended December 2004

Greg Martin
Managing Director

AGL Business Portfolio


AGL

Profit and Loss six months ended (excl. significant items)	Dec '03 ($m)	Dec '04 ($m)	change
Revenue	2,149.1	2,178.0	+ 1.3%
Expenses	-1,660.8	-1,693.8	+ 2.0%
Equity accounted share of JV profits	47.5	49.3	+ 3.8%
EBITDA	535.8	533.5	- 0.4%
Depreciation	-56.1	-59.8	+ 6.6%
Amortisation - intangibles	-17.1	-20.2	+ 18.1%
- other	-35.7	-33.8	- 5.3%
EBIT	426.9	419.7	- 1.7%
Borrowing costs	-64.6	-65.8	+ 1.9%
Tax	-119.9	-107.4	- 10.4%
Outside equity interests	-16.3	-19.9	+ 22.1%
Profit after tax, interest and outside equity interests	226.1	226.6	+ 0.2%

AGL Business Portfolio


AGL

Profit and Loss six months ended (reported)	Dec '03 ($m)	Dec '04 ($m)	change
Revenue	2,165.3	2,995.3	+ 38.3%
Expenses	-1,690.0	-1,907.5	+ 12.9%
Equity accounted share of JV profits	39.6	44.2	+ 11.6%
EBITDA	514.9	1,132.0	+ 119.8%
Depreciation	-56.1	-59.8	+ 6.6%
Amortisation - intangibles	-17.1	-20.2	+ 18.1%
- other	-35.7	-33.8	- 5.3%
EBIT	406.0	1,018.2	+ 150.8%
Borrowing costs	-64.6	-65.8	+ 1.9%
Tax	-119.4	-44.7	- 62.6%
Outside equity interests	-16.3	-19.9	+ 22.1%
Profit after tax, interest and outside equity interests	205.7	887.8	+ 331.6%

AGL Business Portfolio


AGL

Balance sheet	Dec '03 ($m)	Dec '04 ($m)	change
Cash	199.7	629.5	+ 215.2%
Current Assets	891.7	846.5	- 5.1%
Non Current Assets	5,340.2	4,795.2	- 10.2%
Total Assets	6,431.6	6,271.2	- 2.5%
Current Liabilities	573.3	577.8	+ 0.8%
Non Current Liabilities	555.8	407.3	- 26.7%
Interest Bearing Liabilities	2,163.9	1,471.7	- 32.0%
Total Liabilities	3,293.0	2,456.8	- 25.4%
Net Assets	3,138.6	3,814.4	+ 21.5%
Outside equity interests	103.0	0.0	- 100.0%
Equity attributable to AGL	3,035.6	3,814.4	+ 25.7%

Energy Sales and Marketing


AGL

... six months ended	Dec '03 ($m)	Dec '04 ($m)	change
Revenue	1,791.4	1,801.9	+ 0.6%
Expenses	-1,613.3	-1,644.0	+ 1.9%
EBITDA	178.1	157.9	- 11.3%
Depreciation	-2.2	-2.6	+ 18.2%
Amortisation - intangibles	-14.6	-17.8	+ 21.9%
- other	-5.0	-5.2	+ 4.0%
EBIT	**156.3**	**132.3**	**- 15.4%**
Operating cashflow	161.4	187.0	+ 15.9%
EBIT:Sales	8.7%	7.3%	- 1.4%
Average Funds Employed	1,899.4 [1]	1,866.4	- 1.7%
EBIT: avg funds employed	8.2%	7.1%	- 1.1%

[1] $165m re-allocated from Electricity Networks to ES&M in relation to retail license - increase in funds employed

Energy Sales and Marketing (cont.)



		Gas				Electricity			
		Dec '03	Jun '04	Dec '04	change	Dec '03	Jun '04	Dec '04	change
Customer accounts ('000)	AGL	1,297	1,296	1,312		1,577	1,518	1,497	
	ActewAGL	105	107	108		147	149	150	
	Total	1,402	1,403	1,420		1,724	1,667	1,647	
Revenue ($m)		704.0		697.0	- 1.0%	1,042.0		1,078.0	+ 3.5%
Gross Margin ($m)		135.6		131.6	- 2.9%	159.6		146.2	- 8.4%



Dual Fuel accounts	Dec '03	Jun '04	Dec '04
AGL	726,600 *	759,700 *	922,900 *
ActewAGL	188,000	190,000	194,000
Total	914,600	949,700	1,116,900



* Note: improved system matching more accurately calculates dual fuel accounts. Resulted in restatement of Jun '04 numbers of 74,100


AGL Customer Spread
4%
5%
24%
21%
3%
1%
17%
25%


NSW Gas
NSW Elec
Vic Gas
Vic Elec
SA Gas
SA Elec
ACT Gas
ACT Elec



Energy Sales and Marketing (cont.)


AGL

Mass Market Churn

Monthly Churn Annualised %
25%
20%
15%
10%
5%
0%
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Vic Elec
Vic Gas
SA Gas
SA Elec
NSW Gas
NSW Elec

Source: NEMMCO, Vencorp and company estimates.

Energy Sales and Marketing (cont.)


AGL

GAS (PJ) (6 month to ...)

Dec '03	NSW	Vic	SA	Other	Total	
Retail	16.2	22.3	0.0		38.5	
I&C	19.0	12.9	2.4		34.3	
Wholesale				16.3	16.3	
Total	35.2	35.2	2.4	16.3	89.1	
Dec '04	NSW	Vic	SA	Other	Total	change
Retail	15.4	20.5	0.1		35.9	- 6.8%
I&C	19.0	13.6	2.7		35.3	+ 2.9%
Wholesale				14.2	14.2	- 12.9%
Total	34.4	34.1	2.8	14.2	85.4	- 4.2%

ELECTRICITY (GWh) (6 months to ...)

Dec '03	NSW	Vic	SA	Qld	Total	
Retail	101	2,601	2,602		5,304	
I&C	1,876	2,320	1,522	189	5,907	
Total	1,977	4,921	4,124	189	11,211	
Dec '04	NSW	Vic	SA	Qld	Total	change
Retail	275	2,533	2,268		5,076	- 4.3%
I&C	2,190	2,385	1,437	311	6,323	+ 7.0%
Total	2,465	4,918	3,705	311	11,399	+ 1.7%

Energy Networks


AGL

6 months to ...	Gas Dec '03 ($m)	Gas Dec '04 ($m)	Gas change	Electricity Dec '03 ($m)	Electricity Dec '04 ($m)	Electricity change
Revenue	180.1	177.8	- 1.3%	89.9	96.3	+ 7.1%
Expenses	-70.9	-67.7	- 4.5%	-42.8	-45.3	+ 5.8%
EBITDA	109.2	110.1	+ 0.8%	47.1	51.0	+ 8.3%
Depreciation	-15.2	-17.8	+ 17.1%	-9.0	-9.6	+ 6.7%
Amortisation - intangibles	0.0	0.0		-1.6	-1.6	+ 0.0%
- other	-4.6	-2.4	- 47.8%	-2.6	-2.4	- 7.7%
EBIT	**89.4**	**89.9**	**+ 0.6%**	**33.9**	**37.4**	**+ 10.3%**
EBIT:Sales	49.6%	50.6%	+ 1.0%	37.7%	38.8%	+ 1.1%
Operating cashflow	120.5	129.8	+ 7.7%	47.1	50.2	+ 6.6%
Average funds employed	993.2	1006.5	+ 1.3%	877.5 [1]	906.4	+ 3.3%
EBIT: avg funds employed	9.0%	8.9%	- 0.1%	3.9%	4.1%	+ 0.2%

[1] $165m re-allocated from Electricity Networks to ES&M in relation to retail license - decrease in funds employed

		Dec '03	Dec '04	change		Dec '03	Dec '04	change
Volume transported	- Tariff	18.2 PJ	17.7 PJ	- 2.7%	- Small customers	970 GWh	989 GWh	+ 2.0%
	- Contract	33.0 PJ	32.5 PJ	- 1.5%	- Large busines	1,126 GWh	1,148 GWh	+ 2.0%
	- total	51.2 PJ	50.2 PJ	- 2.0%	- Total	2,096 GWh	2,138 GWh	+ 2.0%
Customer connections	- total	910,000	939,100	+ 3.2%		275,600	281,900	+ 2.3%
	- incremental	17,155	14,500	- 15.5%		3,230	2,800	- 13.3%
Network length		23,100 km	23,450 km	+ 1.5%		7,200 km	7,250 km	+ 0.7%

Agility


AGL

6 months to ...	Dec '03 ($m)	Dec '04 ($m)	change
Revenue	199.6	210.4	+ 5.4%
Expenses	-171.1	-176.2	+ 3.0%
EBITDA	28.5	34.2	+ 20.0%
EBIT	**27.0**	**32.4**	**+ 20.0%**
EBIT: Sales	13.5%	15.4%	+ 1.9%
Operating cashflow	15.5	32.9	+ 112.3%
Average funds employed	5.1	1.0	

Assets under management	2003	2004	change
- Gas distribution	26,500 km	27,000 km	+ 1.9%
- Gas transmission	9,700 km	9,700 km	+ 0.0%
- Electricity distribution	7,200 km	7,300 km	+ 1.4%
- Peaking generation	330 MW	330 MW	+ 0.0%

Power Generation


AGL

	2003 ($m)	2004 ($m)	change
Revenue	23.2	23.2	+ 0.0%
Expenses	-3.6	-3.2	- 11.1%
EBITDA	19.6	20.0	+ 2.0%
Depreciation and amortisation	-6.7	-7.7	+ 14.9%
EBIT	**12.9**	**12.3**	- 4.7%
Operating cashflow	17.6	18.0	+ 2.3%
Average funds employed	297.2	502.4	+ 69.0%
EBIT: avg funds employed	4.3%	2.4%	- 1.9%

Power Generation segment includes:

- AGL's 32.5% investment in Loy Yang Power acquired in April 2004. AGL share of equity accounted net profit for the six months to December 2004 - $0.01
- Somerton and Hallett Peaking power plants, contracted to the Energy Sales and Marketing division on a fixed fee arrangement.
- Power generation assets in WA contracted to single customers

Power Generation (cont.)


AGL

LOY YANG

Performance for the 6 months ended 31 December 2004

Electricity Sales GWh	Average price (net of contract amortisation)
7,863	$27.8 $/MWh

six months to ...	P&L Dec '04 ($m)
Electricity sales revenue	257.5
Contract amortisation*	-39.0
Net Generation revenue	218.5
Mining and other revenue	30.4
Expenses	-86.9
Depreciation	-48.4
Interest expense (excl payments to investors)	- 113.1
Operating profit before tax	0.5

six months to ...	Cash Flow Dec '04 ($m)	
Opening cash		96.3
Electricity sales	248.0	
Contract amortisation	0.0	
Mining and other receipts	49.3	
Expenses	-105.0	
net GST	-19.0	
net interest (excl payments to investors)	- 115.6	
Operating cash flow after financing	57.7	57.7
Capex		-22.6
Net cash flow after capex		35.1
Repayment of Borrowing		-52.3
Cash at end of period		79.1

* Relates to market to market of electricity sales contracts undertaken at the time of acquisition in April 2004

Reconciliation





Reported vs. Underlying profit

	Dec '03 reported ($m)	significant ($m)	Dec'03 excl sig. ($m)	2004 reported ($m)	significant ($m)	2004 excl sig. ($m)
Energy Networks						
gas	89.4		89.4	89.9		89.9
electricity	33.9		33.9	37.4		37.4
ES&M	156.3		156.3	132.3		132.3
Agility	27.0		27.0	32.4		32.4
Power Generation	8.7	-4.2	12.9	12.3		12.3
New Zealand	71.7		71.7	665.2	591.5	73.7
Energy Investments						
ActewAGL	30.1		30.1	31.6		31.6
APT	7.4		7.4	8.1		8.1
LPG	8.9		8.9	11.5		11.5
Chile	3.4		3.4	2.6		2.6
Telecoms	-17.6	-16.7	-0.9	1.0		1.0
Property	-0.1		-0.1	8.6	8.6	0.0
Unallocated	-13.1		-13.1	-14.7	-1.6	-13.1
EBIT	**406.0**	**-20.9**	**426.9**	**1,018.2**	**598.5**	**419.7**
Net interest cost	-64.6		-64.6	-65.8		-65.8
Tax	-119.4	0.5	-119.9	-44.7	62.7	-107.4
Outside equity interests	-16.3		-16.3	-19.9		-19.9
Net profit attributable to AGL shareholders	**205.7**	**-20.4**	**226.1**	**887.8**	**661.2**	**226.6**

Capital Expenditure


AGL

6 months to ...	Dec '03 ($m)	Dec '04 ($m)
Stay in business capex	53.3	48.9
Discretionary/ expansionary capex	50.4	38.4
Total capex	103.7	87.3

Debt Profile


AGL

Six months to ...	Dec '03	Dec '04	change
Net Borrowings	$1,951.4 m	$842.2 m	-56.8%
Interest cover	6.6 x	6.4 x	-0.2 x
Gearing (D/D+E) (%)	38.3 %	18.1 %	-20.2%
Average interest rate	6.0 %	6.2 %	+0.2%
Debt duration	5.9 yrs	6.0 yrs	0.1 yrs
Average exchange rate			
AUD/USD	0.69 USD	0.73 USD	-5.5%
AUD/NZD	1.14 NZD	1.11 NZD	2.7%



Key markets



This diagram shows the key markets in which AGL does business.

ELECTRICITY MARKET

GENERATION/ WHOLESALE	TRANSMISSION	DISTRIBUTION	RETAIL	SERVICES
Power plant generates electricity for supply to national electricity market.	Transmission network transports electricity from generators to population centres.	Low voltage electricity distributed via a network of poles and wires to customers.	Residential, commercial and industrial consumers buy electricity from retailers.	Designing, building operating, maintaining and management of infrastructure.
AGL owns peaking gas-fired Power Generation plants in Victoria and South Australia and 32.5% investment in Loy Yang Power in Victoria's Latrobe Valley.	AGL does not have any electricity transmission investments.	AGL owns the electricity distribution network that supplies Melbourne's north-western suburbs and is joint venture partner with Actew in the ACT.	AGL is the leading electricity retailer in Australia.	Agility has contracts in Tasmania and with AGL's electricity network in Victoria.



AGL	POWER ASSETS LOY YANG A (32.5%)	APT (30%)•	NGC NZ[1] (66%)•	NETWORKS	ACTEWAGL (50%)*	ENERGY SALES & MARKETING	AGILITY*	HCE ELGAS (50%)•	CHILE GAS-VALPO

- ▣ AGL business areas
- • AGL Shareholding
- * Business contracts held with Power Assets, APT, Networks, ActewAGL, LPG.



GAS MARKET

PRODUCTION/ WHOLESALE	TRANSMISSION	DISTRIBUTION	RETAIL	SERVICES
Remote onshore and offshore gas fields are drilled to access gas reserves.	Large high pressure pipelines carry gas from the gas fields.	Low pressure gas distributed via a network of pipelines to consumers.	Residential, commercial and industrial consumers buy gas from retailers.	Designing, building operating, maintaining and management of infrastructure.
AGL does not have investments in natural gas exploration or production.	AGL has a 30% interest in the Australian Pipeline Trust, Australia's largest owner/ operator of gas transmission pipelines, and a 66% interest in NGC, a major New Zealand energy company.	AGL owns the major gas network that distributes gas in NSW and is joint venture partner with Actew in the ACT.	AGL is the leading gas retailer in Australia.	Agility contracts across Australia for transmission and distribution systems.



[1] Investment in NGC sold in December 2004


EBIT CONTRIBUTION
POWER GENERATION
APT
NGC
ENERGY NETWORKS
ACTEWAGL (50%)
ES&M
AGILITY
LPG
CHILE


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/02/2005

TIME: 09:04:42

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announces $515 million return of capital to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


ASX


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ISBN: 1 875262 11 3



Tel: 02 9921 2680
Fax: 02 9921 2751

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

February 24, 2005

AGL announces $515 million return of capital to Shareholders

The Australian Gas Light Company (AGL) today released details of a $515 million return of capital to Shareholders which would see Shareholders receive 80 cents per share. The median number of shares owned by an AGL retail investor is 800, which would translate into an average cash return of around $640.

This capital management program contains three elements:

- A special dividend of 30 cents per share franked to 90 per cent ($137 million)
- A proposed capital return of 50c per share ($228 million)
- A $150 million on-market share buy-back

AGL Chairman Mark Johnson said, "AGL has been able to undertake a capital management program due to the strength of its financial position. AGL's balance sheet was enhanced by the sale in late December 2004 of AGL's 66 per cent interest in NGC Holdings Limited (New Zealand).

"This capital management program represents a tax effective result for Shareholders whilst still enabling the company to pursue growth opportunities.

"In the Board's view, the combination of the special dividend, capital return and on-market buy-back is the simplest and fairest way to return excess capital to AGL Shareholders", Mr Johnson concluded.

Both the special dividend and the interim ordinary dividend are payable on March 24, 2005 with shares trading ex-dividend from March 7, 2005.

An Extraordinary Shareholders' Meeting is planned for April 6, 2005 at which a resolution will be put to Shareholders to approve the 50 cents per share capital return. If approved, the capital return is expected to be paid to Shareholders in late April 2005.

The Australian Taxation Office has confirmed the terms of a draft Class Ruling on the 50 cents per share capital return. The Ruling provides that no part of the 50 cents per share returned to Shareholders will be deemed to be a taxable dividend. Instead, it would be treated as a reduction of each Shareholder's cost base of their shares in AGL. However, Shareholders should consult their own taxation adviser on these matters.

AGL expects to commence the on-market share buy-back after payment of the proposed capital return, if approved by Shareholders.

Further general information will be contained in the Notice of Extraordinary General Meeting which will be sent shortly to all Shareholders.

For more detailed information visit www.aglinvestor.com

Further Enquiries:

John Short
General Manager, External Affairs
Direct: 02 9921 2336
Mobile: 0402 060 528

Jane Counsel
Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273